SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 20, 2018

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, April 20, 2018 regarding “Ericsson reports first quarter results 2018”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: April 20, 2018

First quarter report 2018

Stockholm, April 20, 2018

First quarter highlights (In 2017, certain items affecting comparability had a significant negative impact on the results.)

•	Reported sales decreased by -9% YoY. Sales, adjusted for currency, decreased by -2% YoY with lower revenues in market areas North East Asia as well as in South East Asia, Oceania and India. The other market areas showed growth.

•	Gross margin was 34.2% (15.7%) 1). Gross margin excluding restructuring charges improved YoY, to 35.9% (18.7%) 1), supported by cost reductions and the continued ramp-up of Ericsson Radio System (ERS).

•	Operating income (loss) was SEK -0.3 (-11.3) b. Operating income (loss) excluding restructuring charges was SEK 0.9 (-9.5) b.

•	Networks operating margin excluding restructuring charges was 13.5% (12.8%) 1) with strong gross margin and increased investments in R&D.

•	Digital Services gross margin excluding restructuring charges improved YoY, to 41.4% (-25.5%) 1), driven by improved services margins as a result of cost reductions. Operating income (loss) excluding restructuring charges was SEK -2.0 (-8.8) b.

•	Managed Services operating margin excluding restructuring charges was 1.9% (-28.7%) 1) as a result of cost reductions and customer contract reviews.

•	Cash flow from operating activities was SEK 1.6 (-1.5) b. and free cash flow was SEK 0.3 (-3.2) b. Net cash increased YoY to SEK 35.6 (28.3) b.

1)	Write-down of assets as well as provisions and adjustments related to certain customer projects had a significant negative impact on the 2017 results. In addition, a restate of 2016 and 2017 numbers has been made following IFRS 15 introduction.

	Q1	Q1	YoY	Q4	QoQ
SEK b.	2018	2017	change	2017	change
Net sales	43.4	47.8	-9%	57.9	-25%
Sales growth adj. for comparable units and currency	—	—	-2%	—	-24%
Gross margin	34.2%	15.7%	—	21.6%	—
Operating income (loss)	-0.3	-11.3	—	-19.3	—
Operating margin	-0.7%	-23.6%	—	-33.3%	—
Net income (loss)	-0.7	-10.0	—	-18.5	—
EPS diluted, SEK	-0.25	-3.08	—	-5.63	—
EPS (non-IFRS), SEK 1)	0.11	-2.19	—	-1.09	—
Cash flow from operating activities	1.6	-1.5	—	11.2	-86%
Free cash flow 2)	0.3	-3.2	—	10.1	-97%
Net cash, end of period	35.6	28.3	26%	34.7	3%
Gross margin excluding restructuring charges	35.9%	18.7%	—	25.1%	—
Operating income (loss) excluding restructuring charges	0.9	-9.5	—	-16.9	—
Operating margin excluding restructuring charges	2.0%	-19.9%	—	-29.1%	—

1)	EPS diluted, excl. amortizations and write-downs of acquired intangible assets, and excluding restructuring charges. When a company reports a loss, the number of shares used for calculating earnings diluted per share shall be the same as for basic calculation.
2)	Free cash flow: Cash flow from operating activities less net capital expenditures and other investments, see APMs at the end of the report.

Non-IFRS financial measures are reconciled to the most directly reconcilable line items in the financial statements at the end of this report.

1      Ericsson  |  First Quarter Report 2018

Ceo comments

“We have continued to execute on our focused business strategy creating solutions that help our customers improve their business. Our efforts to improve efficiency in service delivery and common costs are starting to pay off. The gross margin1) improved to 36% (19%) in the quarter, tracking well towards our Group target of 37-39% by 2020.

A cornerstone in our strategy is to invest in R&D for both technology leadership and cost leadership, which will allow us to generate higher gross margins. We continue to increase our R&D investments in Networks to lead in 5G. In Digital Services we continue to increase investments into our new cloud-native portfolio as well as changing our ways of working for better R&D efficiency. In Managed Services we continue to focus on machine intelligence, automation and analytics to further enhance user experience, improve efficiency and better manage the increasingly complex networks of tomorrow.

In Networks we have seen the portfolio becoming more competitive in the last three quarters of 2017, resulting in market share gains, as reported by external sources. In Networks the gross margin1) improved to 40% (35%). In Digital Services, the gross margin1) improved to 41% (-25%), supported by cost reductions mainly in service delivery. However, operating income in Digital Services remains challenging. In Managed Services the gross margin1) improved to 9% (-7%) supported by efficiency gains in service delivery and customer contract reviews, resulting in a positive operating income1).

In segment Emerging Business and Other, we are gradually increasing investments in growth areas such as IoT and Unified Delivery Network (UDN). While the combined operating income of Media

Solutions and Red Bee Media improved YoY, these businesses showed a loss2) of SEK -0.5 b. in the quarter. We expect to close the announced Media Solutions divestment by the end of the third quarter.

In the quarter we reduced the total workforce by more than 3,000. Since the reduction activities were launched in July last year, we have reduced the total workforce by almost 18,000. To date, the annual run-rate effect of cost savings is approximately SEK 8.5 b., compared with the target of SEK 10 b. for mid-2018. The run-rate reduction does not yet fully impact the quarterly results.

Free cash flow improved to SEK 0.3 (-3.2) b. – another step forward in improving our financial resilience. Net cash was SEK 35.6 (28.3)b.

The improvements in the quarter are encouraging. However, more work remains to be done. We have confidence in the strategic direction laid out and remain fully committed to our long-term targets. Looking ahead, we expect the rapidly increasing focus on 5G to continue, with initial business discussions focusing on enhanced mobile broadband. We continue to work closely with customers to define the optimal business models to enable them to tap into new revenue streams and capture the full value of 5G.”

Börje Ekholm

President and CEO

1)	Excluding restructuring charges

2)	Excluding restructuring charges and corporate allocations

Planning assumptions going forward

Market related

•	The Radio Access Network (RAN) equipment market is estimated to decline by -2% for full-year 2018 with 2% CAGR (2018-2022). In 2018, the Chinese market is expected to decline due to reduced LTE investments, while there is positive momentum in North America.

Currency exposure

•	Rule of thumb: A weakening by 10% of USD to SEK would have a negative impact of approximately -5% on net sales and approximately -1 percentage point on operating margin (based on 2017 full-year currency exposure). For historical rates, see www.ericsson.com/en/investors

Ericsson related

•	5-year average sales seasonality between Q1 and Q2 is +9%

•	Focusing the business and addressing low-performing operations are expected to reduce full-year sales by up to SEK 10 b. in 2019 compared with 2016.

•	The current revenue baseline of the IPR licensing contract portfolio is approximately SEK 7 b. on an annual basis.

•	The plan is to implement cost savings with an annual run-rate effect of at least SEK 10 b. by mid-2018, compared with the Q2 2017 annual run rate.
•	Operating expenses typically vary between quarters due to seasonality.

•	Restructuring charges for full-year 2018 are estimated to be SEK 5-7 b and slightly higher in Q2 vs Q1.

•	Actual and estimated net impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs:

	Q1 2018	Q2 2018	Q2 2017	FY 2017	FY 2018	FY 2019
SEK b.	Actual	Estimate	Actual	Actual	Estimate	Estimate
Cost of sales	-0.3	-0.2	-0.4	-2.6	-1
R&D expenses	-0.4	-0.4	0.1	-0.3	-2

Total impact	-0.7	-0.6	-0.3	-2.9	-3	-1 to -2

•	The divestment of Media Solutions is expected to be closed by the end of Q3 2018. Results will be reported as share of earnings according to the equity method. Ericsson’s holding will be 49% of the shares. Media Solutions sales were SEK 3.2 b. in 2017.

•	Consequences of Q1 and Q2 changes in product responsibilities between segments are described in detail in Financial highlights, page 4.

2 Ericsson | First Quarter Report 2018	CEO comments

Financial highlights

SEK b.	Q1 2018	Q1 2017	YoY change	Q4 2017	QoQ change
Net sales	43.4	47.8	-9%	57.9	-25%
Sales growth adj. for comparable units and currency	—	—	-2%	—	-24%
Gross income	14.9	7.5	98%	12.5	19%
Gross margin (%)	34.2%	15.7%	—	21.6%	—
Research and development expenses	-9.1	-9.1	0%	-9.9	—
Selling and administrative expenses	-6.2	-8.2	—	-8.2	—
Impairment losses on trade receivables	0.0	-1.6	—	-0.7	—
Other operating income and expenses	0.1	0.1	-40%	-12.9	—
Operating income (loss)	-0.3	-11.3	—	-19.3	—
Operating margin (%)	-0.7%	-23.6%	—	-33.3%	—
Financial net	-0.5	-0.4	—	-0.5	—
Taxes	0.1	1.7	-92%	1.3	-90%
Net income (loss)	-0.7	-10.0	—	-18.5	—
Gross income excluding restructuring charges	15.6	9.0	74%	14.6	7%
Gross margin excluding restructuring charges	35.9%	18.7%	—	25.1%	—
Operating income (loss) excl. restructuring charges	0.9	-9.5	—	-16.9	—
Operating margin excluding restructuring charges	2.0%	-19.9%	—	-29.1%	—
Restructuring charges	-1.2	-1.7	—	-2.4	—

Net sales

Sales as reported decreased by -9 %YoY. Sales adjusted for comparable units and currency decreased by -2% YoY with growth in North America, Europe and Latin America as well as the Middle East and Africa. Sales as reported in Networks declined by -10% YoY, mainly due to lower mobile broadband investments in Mainland China and earlier completion of larger mobile broadband projects in market area South East Asia, Oceania and India. Digital Services sales declined by -9% YoY, mainly due to continued decline in legacy product sales and related services. Managed Services sales declined by -8% YoY as a result of customer contract reviews and reduced variable sales in certain large contracts. Sales in Emerging Business and Other (former segment Other) declined by -7% YoY due to lower sales in the media business.

Sequential sales decreased by -25%. Sales adjusted for comparable units and currency decreased by -24% QoQ, in line with normal seasonality.

IPR licensing revenues

IPR licensing revenues declined YoY to SEK 1.9 (2.1) b. and from SEK 2.1 b. in Q4 2017, mainly due to currency effects.

Gross margin

Gross margin increased to 34.2% (15.7%) with significant improvements in Networks, Digital Services and Managed Services. Effects of cost reductions, a continued ramp-up of the Ericsson Radio System (ERS) product platform and good progress in addressing low-performing customer contracts in Managed Services were key drivers of the improvement. Write-down of assets, as well as provisions and adjustments related to certain customer projects had a significant negative impact on gross margin in 2017. Restructuring charges included in the gross margin amounted to SEK -1.2 (-1.7) b. and gross margin, excluding restructuring charges, was 35.9% (18.7%). Completion of amortization of software release development expenses had a positive effect on gross margin YoY and QoQ.

Sequentially, gross margin increased with significant improvements in all segments.

Operating expenses

Operating expenses decreased to SEK 15.3 (18.9) b. Write-down of assets as well as provisions and adjustments related to certain customer projects had a significant negative impact on the 2017 operating expenses.

Selling and administrative expenses decreased YoY. Cost reductions contributed with SEK 0.6 b. to the decline.

R&D expenses were SEK -9.1 (-9.1) b. The net effect of higher amortized than capitalized R&D expenses was SEK -1.1 b. Investments in Networks’ R&D increased YoY in accordance with the strategy.

Operating expenses decreased sequentially, following normal seasonality.

Operating expenses were negatively impacted by restructuring charges of SEK -0.4 (-0.3) b. and were flat QoQ.

Other operating income and expenses

Other operating income and expenses were SEK 0.1 (0.1) b. compared with SEK -12.9 b. in Q4 2017, which included write-down of goodwill of SEK -13.0 b.

Consequences of technology and portfolio shifts

Due to technology and portfolio shifts, the company is reducing the capitalization of development expenses for product platforms and software releases as well as the deferral of hardware costs. As a consequence, higher amortization than capitalization of development expenses and higher recognition than deferral of hardware costs had a negative impact on operating income YoY. The amounts related to capitalized software releases were fully amortized in 2017, positively impacting gross income QoQ.

3 Ericsson | First Quarter Report 2018	Financial highlights

Net impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs

SEK b.	Q1 2018	Q1 2017	Q4 2017
Cost of sales	-0.3	-0.5	-0.8
R&D expenses	-0.4	0.7	-0.6

Total impact	-0.7	0.3	-1.4

Restructuring charges

Restructuring charges were SEK -1.2 (-1.7) b. Restructuring charges in Q4 2017 were SEK -2.4 b.

Operating income (loss)

Operating income (loss) increased YoY to SEK -0.3 (-11.3) b., supported by improved gross margin and reduced operating expenses, partly offset by lower sales.

The change in net impact from amortizations and capitalization of development expenses YoY was SEK -0.9 b.

Operating income (loss) improved sequentially, supported by improved gross margin, reduced operating expenses and reduced restructuring charges, partly offset by lower sales.

Write-down of assets as well as provisions and adjustments related to certain customer projects had a significant impact on the 2017 operating expenses.

Financial net

Financial net was SEK -0.5 (-0.4) b. Revaluation and realization effects of foreign exchange forecast hedging were negative at SEK -0.1 b. in the quarter. Financial net was stable sequentially.

Taxes

Taxes were positive in the quarter following the negative income.

Net income (loss) and EPS

Net income (loss) and EPS diluted increased significantly both YoY and QoQ, following the improved operating income.

Employees

The number of employees on March 31, 2018, was 97,581 – a net reduction of 3,154 employees in the quarter and of 13,317 employees compared with March 31, 2017. The decrease is mainly a result of cost and efficiency activities.

Focused strategy execution

The following four measures are indicators of the progress of strategy execution.

Area	Activity	Status Q1 2018
Networks	Transition to new Ericsson Radio System	84% (2017: 61%) YTD accumulated (ERS radio unit deliveries out of total radio unit deliveries)
Digital Services	- Growth in sales of new product portfolio - Addressing critical customer contracts	- Net sales flat 12 months rolling (full-year 2017: -4%) - Out of 45 contracts identified, in total 8 have been addressed (2 in Q417)
Managed Services	Addressing low-performing customer contracts	Out of a total of 42 contracts identified, 31 (full-year 2017: 23) have been addressed to result in an annualized profit improvement of SEK 0.7 b. (end 2017: SEK 0.5 b.)

Changes in segment reporting

As of Q1 2018, sales related to 3PP routing business are reported in Networks (earlier Digital Services). Comparative periods have been restated to reflect this change. In Q1 2018, these sales were SEK 151 (160) million.

As of Q2 2018, sales related to Application Development and Maintenance (ADM) and certain sales related to Business Support Solution (BSS) will be moved between the segments Managed Services and Digital Services, with increased sales in Managed Services and a corresponding sales decrease in Digital Services (net effect of SEK 1.9 b in 2017).

4 Ericsson | First Quarter Report 2018	Financial highlights

Market area sales

	First quarter 2018					Change
SEK b.	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	YoY	QoQ
South East Asia, Oceania and India	4.4	1.2	0.7	0.0	6.4	-24%	-19%
North East Asia	2.2	0.7	0.4	0.0	3.4	-39%	-48%
North America	9.3	1.3	0.7	0.0	11.3	-6%	-23%
Europe and Latin America	7.5	2.7	2.9	0.1	13.1	7%	-23%
Middle East and Africa	3.5	1.4	0.9	0.0	5.8	8%	-24%
Other 1)	1.6	0.3	0.0	1.5	3.5	-17%	-20%

Total	28.6	7.7	5.5	1.6	43.4	-9%	-25%

1)	Market Area “Other” includes primarily licensing revenues and the major part of segment Emerging Business and Other

South East Asia, Oceania and India

Sales declined YoY due to completion of major projects in Networks. Digital Services sales increased slightly.

North East Asia

Sales declined YoY due to lower Networks sales in Mainland China as a consequence of reduced LTE investments. Operators in Mainland China and Japan were awaiting results of spectrum allocations, which impacted sales negatively in the quarter.

North America

Reported sales declined YoY, while currency-adjusted sales increased by 6% . This growth was driven by Networks due to investments in network expansions and in 5G readiness. Digital Services sales declined YoY, due to timing of project milestones. Managed Services sales declined.

Europe and Latin America

Sales increased YoY, driven by higher Networks sales primarily in Latin America, positively impacted by project timing. Parts of Europe also contributed to Networks sales growth YoY. Growth was partly offset by lower sales in Digital Services. In line with the strategy, sales were negatively impacted by contract reviews in Digital Services and Managed Services.

Middle East and Africa

Sales grew YoY, positively impacted by deployment of network modernization and LTE contracts in parts of the Middle East.

Other

Sales declined YoY, mainly in Media Solutions and Red Bee Media. IPR licensing revenues amounted to SEK 1.9 (2.1) b.

5 Ericsson | First Quarter Report 2018	Market area sales

Segment results

Networks

SEK b.	Q1 2018	Q1 2017	YoY change	Q4 2017	QoQ change
Net sales	28.6	31.6	-10%	37.1	-23%
Of which products	19.5	21.9	-11%	25.4	-23%
Of which IPR licensing revenues	1.5	1.7	-12%	1.7	-12%
Of which services	9.1	9.8	-7%	11.7	-22%
Sales growth adjusted for comparable units and currency	—	—	-2%	—	-22%
Gross income	11.1	10.0	11%	11.8	-6%
Gross margin	38.9%	31.7%	—	32.0%	—
Operating income	3.4	2.7	24%	1.9	73%
Operating margin	11.8%	8.6%	—	5.2%	—
Restructuring charges	-0.5	-1.3	—	-1.3	—
Gross income excl. restructuring charges	11.5	11.2	3%	12.9	-11%
Gross margin excl. restructuring charges	40.4%	35.3%	—	34.8%	—
Operating income excl. restructuring charges	3.9	4.1	-5%	3.2	20%
Operating margin excl. restructuring charges	13.5%	12.8%	—	8.6%	—

Net sales

Sales as reported declined by -10% YoY. Sales adjusted for comparable units and currency declined by -2%. The YoY decline is mainly due to lower LTE investments in Mainland China and completion of larger projects in market area South East Asia, Oceania and India. This decline was partly offset by strong growth in Europe and Latin America as well as in the Middle East and Africa. Investments in network expansions and 5G readiness in North America continued and sales grew in constant currencies.

Sales decreased by -23% QoQ, in line with normal seasonality. Sales adjusted for comparable units and currency decreased by -22% QoQ.

Gross margin

Gross margin increased to 38.9% (31.7%) YoY. Gross margin was positively impacted by improved margins of hardware and services, driven by cost reductions and a successful shift of the radio platform. The gross margin increase was partly offset by higher recognition than deferral of hardware costs.

Gross margin improved QoQ from 32.0%.

Write-down of assets as well as provisions and adjustments related to certain customer projects had a negative impact on gross margin in 2017.

Operating margin

Operating margin improved YoY to 11.8% (8.6%), due to improved gross margin and lower restructuring charges. The improvement was partly offset by lower sales and increased R&D expenses.

Operating margin improved significantly QoQ from 5.2%.

Write-down of assets as well as provisions and adjustments related to certain customer projects had a negative impact on operating margin in 2017.

Net impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs
SEK b.	Q1 2018	Q1 2017	Q4 2017
Cost of Sales	-0.3	-0.2	-0.5
R&D expenses	0.1	0.1	-0.1

Total impact	-0.2	-0.2	-0.6

Strategy execution

As presented at the 2017 Capital Markets Day, the ambition for Networks is to improve the operating margin to 15%-17% in 2020. Three important activities for profitability improvements are to

- invest in R&D to safeguard a leading portfolio

- fully transition the radio unit deliveries to Ericsson Radio System (ERS) in order to increase competitiveness

- continue to make savings in service delivery and common costs.

The ERS, which was introduced to the market in 2015, has proven to be competitive, creating improved earnings and a stronger market position. In the first quarter 2018, ERS accounted for 84% of total radio unit deliveries. The plan is to have fully transitioned the radio unit deliveries to ERS by the end of 2018.

6 Ericsson | First Quarter Report 2018	Segment results | Networks

Digital Services

SEK b.	Q1 2018	Q1 2017	YoY change	Q4 2017	QoQ change
Net sales	7.7	8.4	-9%	12.5	-39%
Of which products	3.9	4.3	-9%	6.4	-39%
Of which IPR licensing revenues	0.3	0.4	-12%	0.4	-12%
Of which services	3.7	4.1	-9%	6.1	-39%
Sales growth adjusted for comparable units and currency	—	—	-3%	—	-38%
Gross income (loss)	2.9	-2.3	—	1.2	155%
Gross margin	38.5%	-27.8%	—	9.2%	—
Operating income	-2.6	-9.0	—	-12.3	—
Operating margin (loss)	-33.4%	-107.6%	—	-97.9%	—
Restructuring charges	-0.6	-0.3	—	-0.7	—
Gross income (loss) excl. restructuring charges	3.2	-2.1	—	1.8	80%
Gross margin excl. restructuring charges	41.4%	-25.5%	—	14.1%	—
Operating income (loss) excl. restructuring charges	-2.0	-8.8	—	-11.6	—
Operating margin excl. restructuring charges	-25.8%	-104.4%	—	-92.4%	—

Net sales

Sales as reported declined by -9% YoY. Sales adjusted for comparable units and currency decreased by -3% YoY. The ongoing digitalization drives opportunities for operators to reduce costs and be more agile by: automating operations, serving and engaging with customers digitally and building programmable core networks. Consequently, operators increasingly invest in the areas where Digital Services provide solutions. The momentum is strong for the new portfolio of 5G-ready and cloud-native products, with several important customer wins in the quarter. Currency-adjusted sales of new products grew in the quarter, however not enough to compensate for the legacy product sales decline.

Sales declined by -39% QoQ following a seasonally strong Q4 and lower sales in large transformation projects. Sales adjusted for comparable units and currency declined by -38% QoQ.

Gross margin

Improved services margin had a positive impact on gross margin YoY and QoQ. The improvement was driven by cost reductions in service delivery. In addition, lower sales in large low-margin transformation projects had a positive impact. Completion of amortization of software release development expenses had a positive effect on gross margin YoY and QoQ.

Write-down of assets as well as provisions and adjustments related to certain customer projects had a significant negative impact on gross margin in 2017.

Operating income (loss)

Operating income (loss) improved YoY, driven by increased gross margin and reduced operating expenses. Operating expenses continued to decline, when excluding related restructuring charges and SEK -0.4 (0.6) b. in impact from capitalized development expenses. Activities to improve efficiencies have accelerated in the quarter and further cost reductions are planned for the remainder of 2018. Total restructuring charges of SEK -0.6 (-0.3) b. had a negative impact on operating income YoY.

Operating income (loss) improved QoQ driven by gross margin improvements and reduced operating expenses.

Write-down of assets, as well as provisions and adjustments related to certain customer projects had a significant negative impact on operating income in 2017.

Net impact from amortization and capitalization of development expenses
SEK b.	Q1 2018	Q1 2017	Q4 2017
Cost of Sales	0.0	-0.2	-0.3
R&D expenses	-0.4	0.6	-0.5

Total impact	-0.4	0.3	-0.7

Strategy execution

As presented at the Capital Markets Day 2017, the target is to turn Digital Services into profits by 2020. Cost reduction activities were intensified in the quarter across the areas of service delivery, selling and administrative expenses and R&D. Cost reduction activities will continue by addressing complexity and inefficiency. While new ways of working are improving R&D efficiency, investments continue in a portfolio of 5G-ready and cloud-native products in order to defend the position and prepare Digital Services for future growth.

A key activity for profitability turnaround is to manage and complete 34 identified critical multi-year customer contracts and to either exit or complete 11 identified non-strategic contracts. 6 of the 45 contracts were successfully addressed in the quarter. At the end of the quarter, 8 contracts of the 45 have been addressed and the plan is to complete or exit approximately 50% of the 45 contracts during 2018.

7 Ericsson | First Quarter Report 2018	Segment results | Digital Services

Managed Services

SEK b.	Q1 2018	Q1 2017	YoY change	Q4 2017	QoQ change
Net sales	5.5	6.0	-8%	6.2	-11%
Sales growth adjusted for comparable units and currency	—	—	-4%	—	-11%
Gross income (loss)	0.4	-0.5	—	-0.7	—
Gross margin	7.9%	-8.9%	—	-11.8%	—
Operating income (loss)	0.1	-1.8	—	-1.3	—
Operating margin	1.0%	-30.1%	—	-20.7%	—
Restructuring charges	-0.1	-0.1	—	-0.4	—
Gross income (loss) excl. restructuring charges	0.5	-0.4	—	-0.4	—
Gross margin excl. restructuring charges	8.8%	-7.5%	—	-6.5%	—
Operating income (loss) excl. restructuring charges	0.1	-1.7	—	-0.9	—
Operating margin excl. restructuring charges	1.9%	-28.7%	—	-14.6%	—

Net sales

Sales as reported decreased by -8% YoY, as a result of contract reviews and reduced variable sales in certain large Managed Services Networks contracts. Sales in Managed Services IT showed good growth. Sales adjusted for comparable units and currency decreased by -4% YoY. Sales development is in line with the focused business strategy.

Sales as reported decreased by -11% QoQ.

Gross margin

Gross margin increased both YoY and QoQ, supported by results of efficiency measures as well as reviewed and addressed contracts. The QoQ gross margin increase was also supported by lower restructuring charges. Gross margin increased to 7.9% (-8.9%) YoY, and sequentially from -11.8%.

Write-down of assets as well as provisions and customer project adjustments had a significant negative impact on gross margin in 2017.

Operating income (loss)

Operating income (loss) increased to SEK 0.1 (-1.8) b. YoY, due to higher gross margin and lower operating expenses. Restructuring charges were SEK -0.1 (-0.1) b.

Sequentially, operating income (loss) increased, due to higher gross margin and lower operating expenses.

Write-down of assets as well as provisions and customer project adjustments had a significant negative impact on operating income in 2017.

Strategy execution

As part of the focused business strategy, Managed Services has its full attention on turning the business around through addressing low-performing operations and non-strategic contracts as well as improving efficiency in the service delivery process. Investments continue in machine intelligence, automation and analytics to further enhance user experience, improve efficiency and better manage the increasingly complex networks of tomorrow.

As presented at the 2017 Capital Markets Day, the ambition for Managed Services is to improve the operating margin to 4%-6% in 2020. In order to focus the business and improve profitability, 42 managed services contracts (out of >300) have been identified for exit, renegotiation or transformation. After Q1 2018, review actions for 31 of the 42 contracts have been completed resulting in an annualized profit improvement of approximately SEK 0.7 b. going forward.

8 Ericsson | First Quarter Report 2018	Segment results | Managed Services

Emerging Business and Other (includes Emerging Business, Media Solutions, Red Bee Media and iconectiv)

SEK b.	Q1 2018	Q1 2017	YoY change	Q4 2017	QoQ change
Net sales	1.6	1.8	-7%	2.1	-21%
Sales growth adjusted for comparable units and currency	—	—	-2%	—	-20%
Gross income	0.3	0.3	3%	0.2	42%
Gross margin	21.1%	18.9%	—	11.7%	—
Operating income (loss)	-1.2	-3.2	—	-7.7	—
Operating margin	-71.4%	-177.1%	—	-369.2%	—
Restructuring charges	-0.1	0.0	—	-0.1	—
Gross income excl. restructuring charges	0.4	0.4	10%	0.3	36%
Gross margin excl. restructuring charges	24.3%	20.4%	—	14.1%	—
Operating income (loss) excl. restructuring charges	-1.1	-3.1	—	-7.6	—
Operating margin excl. restructuring charges	-67.7%	-174.6%	—	-364.3%	—

Net sales

Sales as reported declined by -7% YoY. Sales adjusted for comparable units and currency decreased by -2%. Red Bee Media sales declined due to earlier renegotiations and scope changes of contracts. Media Solutions sales declined mainly due to lower sales in the discontinued portfolio including related services sales. Sales in Emerging Business and iconectiv grew YoY. In Emerging Business there was a continued YoY growth in IoT, while Unified Delivery Network (UDN) sales grew both YoY and QoQ.

Sales declined by -21% QoQ, mainly due to lower sales in Media Solutions and Red Bee Media, following a seasonally strong Q4. Sales adjusted for comparable units and currency decreased by -20% QoQ.

Gross margin

Gross margin increased YoY, mainly driven by improved gross margins in iconectiv and Media Solutions.

Gross margin increased QoQ. Write-down of assets had a significant negative impact on gross margin in Q4 2017. Gross margin in Q1 2018 was negatively impacted by customer penalties of SEK -0.1 b.

Operating income (loss)

Operating income improved YoY. Write-down of assets had a significant negative impact on operating income (loss) in Q1 2017. Income for Media Solutions and iconectiv improved YoY. Red Bee Media income was negatively impacted by lower sales and actions are ongoing to improve operations and reduce costs.

In Q1 2018, sales for the media business (Media Solutions and Red Bee Media) were SEK 1.0 (1.3) b. and operating income (loss) excluding restructuring charges and corporate allocations was SEK -0.5 (-2.6) b. Write-down of assets had a significant negative impact on operating income (loss) in Q1 2017.

Emerging Business operating income declined YoY, driven by increased investments in accordance with the strategy.

Operating income (loss) improved QoQ as write-down of assets had a significant negative impact on operating income in Q4 2017. Reduced sequential sales and customer penalties of SEK -0.1 b. had a negative impact on Q1 2018 operating income (loss). Media Solutions result declined QoQ partly due to lower sales and costs related to the planned transaction in Q3 2018.

Net impact from amortization and capitalization of development expenses
SEK b.	Q1 2018	Q1 2017	Q4 2017
Cost of Sales	0.0	0.0	0.0
R&D expenses	-0.1	0.1	-0.1

Total impact	-0.1	0.1	-0.1

Strategy execution

As outlined at the Capital Markets Day in 2017, the target for segment Emerging Business and Other is a break-even operating income by 2020.

Selective investments will continue in Emerging Business to build a position and grow sales in new areas.

For Red Bee Media the target is to achieve a sustainable profitable business, by continuing to develop the business as an independent entity within Ericsson and further improve operations.

In Media Solutions, Ericsson is partnering with One Equity Partners (OEP) and retaining a 49% ownership stake. This allows Ericsson to capture the upside of the business while at the same time taking an active part in the expected consolidation of the industry. Activities are ongoing to complete the transaction as planned during Q3 2018.

9 Ericsson | First Quarter Report 2018	Segment results | Emerging Business and Other

Cash flow

SEK b.	Q1 2018	Q1 2017	Q4 2017
Net income reconciled to cash	-1.0	-8.2	-4.0
Changes in operating net assets	2.6	6.6	15.2
Cash flow from operating activities	1.6	-1.5	11.2
Cash flow from investing activities	-1.8	-13.6	-3.8
Cash flow from financing activities	-0.1	10.9	2.1
Effect of exchange rate changes on cash	1.1	0.2	0.2
Net change in cash and cash equivalents	0.8	-4.0	9.7
Free cash flow: Cash flow from operating activities less net capital expen-ditures and other investments	0.3	-3.2	10.1

Operating activities

Cash flow from operating activities was SEK 1.6 b., driven by decreased trade receivables following seasonally lower sales and good collection. Sale of trade receivables decreased compared with the same period last year. Inventory increased due to seasonally lower delivery volumes. Cash outlays related to restructuring charges were SEK -1.4 (-1.6) b. in the quarter.

Investing activities

Cash flow from investing activities was SEK -1.8 b., impacted by investments in property, plant and equipment of SEK -0.9 b. and capitalized development expenses of SEK -0.3 b. In addition, Ericsson acquired a company related to Emerging Business in the quarter.

Financing activities

Cash flow from financing activities was slightly negative at SEK -0.1 b. Net change in cash and cash equivalents was SEK 0.8 b.

Free cash flow

Free cash flow was SEK 0.3 (-3.2) b.

10 Ericsson | First Quarter Report 2018	Cash flow

Financial position

SEK b.	Mar 31 2018	Mar 31 2017	Dec 31 2017
+ Cash and cash equivalents	36.7	33.0	35.9
+ Interest-bearing securities, current	5.5	13.5	6.7
+ Interest-bearing securities, non-current	27.1	19.1	25.1
Gross cash	69.3	65.6	67.7
– Borrowings, current	2.6	9.5	2.5
– Borrowings, non-current	31.1	27.8	30.5
Net cash	35.6	28.3	34.7
Equity	93.5	122.4	97.6
Total assets	260.7	292.0	259.9
Capital turnover (times)	1.1	1.0	1.2
Return on capital employed (%)	-1.0%	-24.6%	-20.6%
Equity ratio (%)	35.9%	41.9%	37.5%
Return on equity (%)	-3.5%	-31.4%	-28.1%

Gross cash increased by SEK 1.6 b. and net cash increased by SEK 0.9 b. in the quarter. Gross cash was SEK 69.3 b. and net cash was SEK 35.6 b.

Post-employments benefits increased in the quarter, to SEK 25.6 b. from SEK 25.0 b. due to normal service and interest costs as well as negative returns on assets, partially offset by increased discount rate in the US.

The average maturity of long-term borrowings as of March 31, 2018, was 4.1 years, the same as 12 months earlier.

Debt maturity profile, Parent Company

SEK b.

11 Ericsson | First Quarter Report 2018	Financial position

Parent Company

Income after financial items was SEK 0.37 (-0.05) b.

At the end of the quarter, gross cash (cash, cash equivalents, short-term investments, and interest-bearing securities non-current) amounted to SEK 52.3 (51.3) b.

In the quarter, a dividend of SEK 3.3 b. was recognized, as anticipated, after decision by the Annual General Meeting on the 28th of March. The dividend was paid out in first week of April.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 3,436,265 shares from treasury stock were sold or distributed to employees during the first quarter. The holding of treasury stock at March 31, 2018, was 46,829,234 Class B shares.

12 Ericsson | First Quarter Report 2018	Parent Company

Other information

Changes to Ericsson’s Executive Team and Group structure

On January 31, 2018, Ericsson announced changes to the Group structure and its Executive Team. A Business Area Technology and Emerging Business was created. Effective April 1, 2018, Åsa Tamsons was appointed Senior Vice President, Head of Business Area Technology and Emerging Business as well as member of the Executive Team.

The Company announced that it would simplify its group function structure, from six functions to four. The majority of current Group Function Technology & Emerging Business, including hosted group responsibilities such as Ericsson Research, would form part of Business Area Technology and Emerging Business.

Effective February 1, 2018, Group Function Marketing & Communications and Group Function Sustainability & Public Affairs would be merged into a new Group Function Marketing & Corporate Relations, headed by Helena Norrman, former Head of Group Function Marketing & Communications.

Ericsson reported restated financials for 2016 and 2017

On March 16, 2018, Ericsson reported restated consolidated income statement information for 2016 and 2017, in line with the new accounting standard IFRS 15, applied as of January 1, 2018.

Changes to Ericsson’s Executive Team

On March 27, 2018, the Board of Directors of Ericsson appointed Xavier Dedullen Senior Vice President, Chief Legal Officer and Head of Legal Affairs & Compliance, effective April 1, 2018. Effective the same date he would take a place in the Executive Team.

In addition, Erik Ekudden, Chief Technology Officer, has been appointed Senior Vice President, Chief Technology Officer and member of Ericsson’s Executive Team, reporting to Börje Ekholm.

Chief Legal Officer Nina Macpherson has decided, after a distinguished career, to leave the company to retire. Nina Macpherson has led the company’s global legal affairs function and has been part of the Ericsson Executive Team since January 1, 2011.

Resolutions at the AGM

On March 28, 2018, Ericsson held its AGM in Kista, Stockholm. The proposed dividend of SEK 1.00 per share was approved by the AGM.

In accordance with the proposal of the Nomination Committee. Ronnie Leten was elected new Chairman of the Board. Jon Fredrik Baksaas, Jan Carlson, Eric A. Elzvik, Nora Denzel, Börje Ekholm, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg were re-elected to the Board. Kurt Jofs and Ronnie Leten were elected new Board members. Leif Johansson, Kristin Skogen Lund and Sukhinder Singh Cassidy left the Board in connection with the AGM.

In accordance with the Board of Directors’ proposal, the AGM resolved to approve the Guidelines for remuneration to Group Management and the implementation of a Long-Term Variable Compensation Program 2018 for members of the Executive Team.

Ongoing litigation with LG Electronics

In March 2018, Ericsson Inc and Telefonaktiebolaget LM Ericsson sued LG Electronics, Inc. and LG Electronics MobileComm U.S.A., in the U.S. District Court for the Eastern District of Texas, Civil Action No. 4:18-cv-186Inc. Ericsson is seeking a declaratory judgment that the global, reciprocal cross-license that Ericsson offered during its negotiations with LG complied with Ericsson’s FRAND commitment. Ericsson also claims that LG is an unwilling licensee, failed to negotiate in good faith, and breached its contractual obligation to ETSI.

POST-CLOSING EVENTS

Putative class action suit

In April 2018, the present CEO and CFO of Ericsson as well as three former executives were named defendants in a putative class action filed in the United States District Court for the Southern District of New York. The complaint alleges violations of United States securities laws, principally in connection with service revenues and recognition of expenses on long-term service projects . Ericsson is evaluating the complaint.

13 Ericsson | First Quarter Report 2018	Other information

Risk factors

Ericsson’s operational and financial risk factors and uncertainties are described in our Annual Report 2017.

Risk factors and uncertainties in focus short term for the Parent Company and the Ericsson Group include, but are not limited to:

•	Potential negative effects on operators’ willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on Ericsson to provide financing, or delayed auctions of spectrums

•	Intense competition from existing competitors as well as new entrants, including IT companies entering the telecommunications market, which could have a material adverse effect on the results

•	Uncertainty regarding the financial stability of suppliers, for example due to lack of financing

•	Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs

•	Effects on gross margins of the business mix including new network build-outs and new managed services or digital transformation deals with initial transition costs

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence

•	New and ongoing partnerships which may not be successful and expose us to future costs

•	Changes in foreign exchange rates, in particular USD

•	Political unrest and uncertainty in certain markets, as well as escalating trade disputes

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms

•	No guarantees that strategy execution, specific restructuring or cost-savings initiatives, profitability restoring efforts and/or organizational changes will be sufficient, successful or executed in time to deliver any improvements in earnings

•	Cybersecurity incidents, which may have a material negative impact.

•	Rapidly changing technologies and the ways these are brought to the market, which could be disruptive to the business.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargoes applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct and has a dedicated anti-corruption program. However, in some of the countries where the company operates, corruption risks can be high and compliance failure could have a material adverse impact on our business, financial condition and brand.

Stockholm, April 20, 2018

Telefonaktiebolaget LM Ericsson (publ)

Börje Ekholm, President and CEO

Org. No. 556016-0680

Date for next report: July 18, 2018

14 Ericsson | First Quarter Report 2018	Risk factors

Editor’s note

Ericsson invites media, investors and analysts to conference calls on April 20, 2018; one starting at 09.00 (CET) and the other at 14.00 (CET).

Live audio webcasts of the conference calls as well as supporting slides will be available at:

www.ericsson.com/press and

www.ericsson.com/investors

Replay of the conference calls will be available approximately one hour after each call has ended and will remain available for seven days.

For further information, please contact:

Helena Norrman, Senior Vice President, Chief Marketing and

Communications Officer

Phone: +46 10 719 34 72

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,
Head of Investor Relations
Phone:	+46 10 714 64 99, +46 70 575 29 06
E-mail:	peter.nyquist@ericsson.com

Stefan Jelvin, Director,
Investor Relations
Phone:	+46 10 714 20 39, +46 70 986 02 27
E-mail:	stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,
Investor Relations
Phone:	+46 10 713 39 28, +46 73 082 59 28
E-mail:	asa.konnbjer@ericsson.com

Rikard Tunedal, Director,
Investor Relations
Phone:	+46 10 714 54 00, +46 761 005 400
E-mail:	rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,
Head of External Communications
Phone:	+46 10 719 97 27, +46 73 024 48 73
E-mail:	media.relations@ericsson.com

Corporate Communications
Phone:	+46 10 719 69 92
E-mail:	media.relations@ericsson.com

15 Ericsson | First Quarter Report 2018	Editor’s note

Forward-looking statements

This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2017.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

16 Ericsson | First Quarter Report 2018	Forward-looking statements

Financial statements and

other information

17 Ericsson | First Quarter Report 2018	Financial statements and other information

Financial statements

Consolidated income statement

	Jan-Mar			Jan-Dec
SEK million	2018	2017	Change	2017

Net sales	43,411	47,803	-9%	205,378
Cost of sales	-28,553	-40,302	-29%	-157,451

Gross income	14,858	7,501	98%	47,927
Gross margin (%)	34.2%	15.7%		23.3%

Research and development expenses	-9,073	-9,066	0%	-37,887
Selling and administrative expenses	-6,156	-8,223	-25%	-29,027
Impairment losses on trade receivables 1)	-28	-1,640	-98%	-3,649

Operating expenses	-15,257	-18,929	-19%	-70,563

Other operating income and expenses	84	141		-12,131	2)
Shares in earnings of JV and associated companies	3	11		24

Operating income (loss)	-312	-11,276	-97%	-34,743

Financial income	-72	-82		-372
Financial expenses	-469	-350		-843

Income after financial items	-853	-11,708	-93%	-35,958

Taxes	128	1,682		3,525

Net income (loss)	-725	-10,026	-93%	-32,433

Net income (loss) attributable to:
Stockholders of the Parent Company	-837	-10,068		-32,576
Non-controlling interests	112	42		143

Other information
Average number of shares, basic (million)	3,286	3,272		3,277
Earnings (loss) per share, basic (SEK) 3)	-0.25	-3.08		-9.94
Earnings (loss) per share, diluted (SEK) 4)	-0.25	-3.08		-9.94

1)	Impairment of trade receivables has been calculated according to IFRS 9 in 2018 and according to IAS 39 in 2017. Previously, these losses have been reported as selling and administrative expenses.
2)	Includes write-down of goodwill of SEK -13.0 billion.
3)	Based on net income (loss) attributable to stockholders of the Parent Company.
4)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Statement of comprehensive income (loss)

	Jan-Mar		Jan-Dec
SEK million	2018	2017	2017

Net income (loss)	-725	-10,026	-32,433

Other comprehensive income (loss)

Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-849	398	970
Revaluation of borrowings due to change in credit risk	58	—	—
Tax on items that will not be reclassified to profit or loss	133	-169	-547

Items that may be reclassified to profit or loss
Available-for-sale financial assets
Gains/losses arising during the period	—	32	68
Reclassification adjustments on gains/losses included in profit or loss	—	3	5
Revaluation of other investments in shares and participations
Fair value remeasurement	—	2	99
Changes in cumulative translation adjustments	1,299	-22	-3,378
Share of other comprehensive income on JV and associated companies	11	10	—
Tax on items that may be reclassified to profit or loss	—	-9	-16

Total other comprehensive income (loss), net of tax	652	245	-2,799

Total comprehensive income (loss)	-73	-9,781	-35,232

Total comprehensive income (loss) attributable to:
Stockholders of the Parent Company	-200	-9,846	-35,357
Non-controlling interest	127	65	125

18 Ericsson | First Quarter Report 2018	Financial statements

Consolidated balance sheet

SEK million	Mar 31 2018	Dec 31 2017

ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	4,229	4,593
Goodwill	28,777	27,815
Intellectual property rights, brands and other intangible assets	3,853	4,148

Property, plant and equipment	12,912	12,857

Financial assets
Equity in JV and associated companies	630	624
Other investments in shares and participations	1,302	1,279
Customer finance, non-current	1,845	2,178
Interest-bearing securities, non-current	27,104	25,105
Other financial assets, non-current	5,192	5,897

Deferred tax assets	23,822	21,963

	109,666	106,459

Current assets
Inventories	29,009	25,547
Contract assets	11,712	13,120

Trade receivables	42,455	48,105
Customer finance, current	1,709	1,753
Other current receivables	23,980	22,301

Interest-bearing securities, current	5,453	6,713
Cash and cash equivalents	36,697	35,884

	151,015	153,423

Total assets	260,681	259,882

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	92,703	96,935
Non-controlling interest in equity of subsidiaries	763	636

	93,466	97,571

Non-current liabilities
Post-employment benefits	25,646	25,009
Provisions, non-current	2,597	3,596
Deferred tax liabilities	1,325	901
Borrowings, non-current	31,134	30,500
Other non-current liabilities	2,792	2,776

	63,494	62,782

Current liabilities
Provisions, current	6,435	6,283
Borrowings, current	2,554	2,545
Contract liabilities	30,391	29,076
Trade payables	26,453	26,320
Other current liabilities	37,888	35,305

	103,721	99,529

Total equity and liabilities	260,681	259,882

Of which interest-bearing liabilities	33,688	33,045

Assets pledged as collateral	5,148	5,215
Contingent liabilities	1,412	1,561

19 Ericsson | First Quarter Report 2018	Financial statements

Consolidated statement of cash flows

	Jan-Mar		Jan-Dec
SEK million	2018	2017	2017

Operating activities
Net income (loss)	-725	-10,026	-32,433
Adjustments to reconcile net income to cash
Taxes	-2,315	-4,112	-9,064
Earnings/dividends in JV and associated companies	4	-7	56
Depreciation, amortization and impairment losses	1,891	5,431	27,892
Other	140	527	440

Net income reconciled to cash	-1,005	-8,187	-13,109

Changes in operating net assets
Inventories	-2,813	-3,206	4,719
Customer finance, current and non-current	400	-834	798
Trade receivables and contract assets	7,316	2,818	1,379
Trade payables	-598	363	1,886
Provisions and post-employment benefits	-847	4,636	4,755
Contract liabilities	757	4,807	5,024
Other operating assets and liabilities, net	-1,637	-1,938	4,149

	2,578	6,646	22,710

Cash flow from operating activities	1,573	-1,541	9,601

Investing activities
Investments in property, plant and equipment	-856	-1,015	-3,877
Sales of property, plant and equipment	123	69	1,016
Acquisitions/divestments of subsidiaries and other operations, net	-449	3	276
Product development	-254	-865	-1,444
Other investing activities	161	110	-463
Interest-bearing securities	-534	-11,886	-11,578

Cash flow from investing activities	-1,809	-13,584	-16,070

Cash flow before financing activities	-236	-15,125	-6,469

Financing activities
Dividends paid	—	-4	-3,424
Other financing activities	-94	10,902	8,902

Cash flow from financing activities	-94	10,898	5,478

Effect of exchange rate changes on cash	1,143	215	-91

Net change in cash and cash equivalents	813	-4,012	-1,082

Cash and cash equivalents, beginning of period	35,884	36,966	36,966

Cash and cash equivalents, end of period	36,697	32,954	35,884

20 Ericsson | First Quarter Report 2018	Financial statements

Consolidated statement

of changes in equity

	Jan-Mar				Jan-Dec
SEK million	2018		2017		2017

Opening balance 1)	97,571		135,257		135,257
Opening balance adjustment due to IFRS 9	-983		—		—

Adjusted opening balance	96,588		135,257		135,257

Total comprehensive income (loss)	-73		-9,781		-35,232
Sale/repurchase of own shares	21		25		-5
Stock issue (net)	—		—		15
Stock purchase plan	217		210		885
Dividends paid	-3,287	2)	-3,277	2)	-3,424
Transactions with non-controlling interests	—		—		75

Closing balance	93,466		122,434		97,571

1)	The opening balance adjustment for IFRS 15 on initial application date (January 1, 2016) was SEK -4,353 million. Opening balances of 2017 and 2018 have been restated for IFRS 15.
2)	Includes accrual of SEK 3,287 (3,273) million for the dividend approved by the Annaul General Meeting on March 28, 2018 (March 29, 2017).

Consolidated income statement

- isolated quarters

	2018	2017
Isolated quarters, SEK million	Q1	Q4		Q3	Q2	Q1

Net sales	43,411	57,881		49,413	50,281	47,803
Cost of sales	-28,553	-45,365		-36,132	-35,652	-40,302

Gross income	14,858	12,516		13,281	14,629	7,501
Gross margin (%)	34.2%	21.6%		26.9%	29.1%	15.7%

Research and development expenses	-9,073	-9,938		-10,519	-8,364	-9,066
Selling and administrative expenses	-6 156	-8 245		-5 741	-6 818	-8 223
Impairment losses on trade receivables 1)	-28	-680		-1,094	-235	-1,640

Operating expenses	-15,257	-18,863		-17,354	-15,417	-18,929

Other operating income and expenses	84	-12,926	2)	415	239	141
Shares in earnings of JV and associated companies	3	-5		6	12	11

Operating income (loss)	-312	-19,278		-3,652	-537	-11,276

Financial income	-72	-124		-139	-27	-82
Financial expenses	-469	-394		-182	83	-350

Income after financial items	-853	-19,796		-3,973	-481	-11,708

Taxes	128	1,303		516	24	1,682

Net income (loss)	-725	-18,493		-3,457	-457	-10,026

Net income (loss) attributable to:
Stockholders of the Parent Company	-837	-18,476		-3,561	-471	-10,068
Non-controlling interests	112	-17		104	14	42

Other information
Average number of shares, basic (million)	3,286	3,283		3,279	3,275	3,272
Earnings (loss) per share, basic (SEK) 3)	-0.25	-5.63		-1.09	-0.14	-3.08
Earnings (loss) per share, diluted (SEK) 4)	-0.25	-5.63		-1.09	-0.14	-3.08

1)	Impairment of trade receivables has been calculated according to IFRS 9 in 2018 and according to IAS 39 in 2017. Previously, these losses have been reported as selling and administrative expenses.
2)	Includes write-down of goodwill of SEK -13.0 billion.
3)	Based on net income (loss) attributable to stockholders of the Parent Company.
4)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

21 Ericsson | First Quarter Report 2018	Financial statements

Consolidated statement

of cash flows – isolated quarters

	2018	2017
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Operating activities
Net income (loss)	-725	-18,493	-3,457	-457	-10,026
Adjustments to reconcile net income to cash
Taxes	-2,315	-1,803	-1,323	-1,826	-4,112
Earnings/dividends in JV and associated companies	4	-2	73	-8	-7
Depreciation, amortization and impairment losses	1,891	16,118	4,146	2,197	5,431
Other	140	179	-218	-48	527

Net income reconciled to cash	-1,005	-4,001	-779	-142	-8,187

Changes in operating net assets
Inventories	-2,813	8,356	1,061	-1,492	-3,206
Customer finance, current and non-current	400	36	456	1,140	-834
Trade receivables and contract assets	7,316	-2,246	623	184	2,818
Trade payables	-598	2,565	-1,061	19	363
Provisions and post-employment benefits	-847	412	-608	315	4,636
Contract liabilities	757	2,700	-1,910	-573	4,807
Other operating assets and liabilities, net	-1,637	3,337	2,200	550	-1,938

	2,578	15,160	761	143	6,646

Cash flow from operating activities	1,573	11,159	-18	1	-1,541

Investing activities
Investments in property, plant and equipment	-856	-1,105	-739	-1,018	-1,015
Sales of property, plant and equipment	123	898	12	37	69
Acquisitions/divestments of subsidiaries and other operations, net	-449	-107	371	9	3
Product development	-254	-138	-126	-315	-865
Other investing activities	161	-573	42	-42	110
Interest-bearing securities	-534	-2,772	3,756	-676	-11,886

Cash flow from investing activities	-1,809	-3,797	3,316	-2,005	-13,584

Cash flow before financing activities	-236	7,362	3,298	-2,004	-15,125

Financing activities
Dividends paid	—	-1	-145	-3,274	-4
Other financing activities	-94	2,073	1,563	-5,636	10,902

Cash flow from financing activities	-94	2,072	1,418	-8,910	10,898

Effect of exchange rate changes on cash	1,143	240	48	-594	215

Net change in cash and cash equivalents	813	9,674	4,764	-11,508	-4,012

Cash and cash equivalents, beginning of period	35,884	26,210	21,446	32,954	36,966

Cash and cash equivalents, end of period	36,697	35,884	26,210	21,446	32,954

22 Ericsson | First Quarter Report 2018	Financial statements

Parent Company income statement

	Jan-Mar		Jan-Dec
SEK million	2018	2017	2017

Net sales	—	—	—
Cost of sales	—	—	—

Gross income	—	—	—

Operating expenses	-154	-289	-1,294
Other operating income and expenses	343	572	1,616

Operating income	189	283	322

Financial net	177	-331	-2,297

Income after financial items	366	-48	-1,975

Transfers to (–) / from untaxed reserves	—	—	-120
Taxes	-83	-10	-53

Net income (loss)	283	-58	-2,148

Parent company statement

of comprehensive income (loss)

	Jan-Mar		Jan-Dec
SEK million	2018	2017	2017

Net income (loss)	283	-58	-2,148

Revaluation of borrowings due to change in credit risk	58	—	—
Tax on items that will not be reclassified to profit or loss	-13	—	—
Available-for-sale financial assets
Gains/losses arising during the period	—	32	68
Reclassification adjustments on gains/losses included in profit or loss	—	3	5
Revaluation of other investments in shares and participations
Fair value remeasurement	—	—	102
Tax on items that may be reclassified to profit or loss	—	-8	-14

Total other comprehensive income, net of tax	45	27	161

Total comprehensive income (loss)	328	-31	-1,987

23 Ericsson | First Quarter Report 2018	Financial statements

Parent company balance sheet

SEK million	Mar 31 2018	Dec 31 2017

ASSETS
Fixed assets
Intangible assets	276	329
Tangible assets	293	346
Financial assets1) 2)	123,815	119,896

	124,384	120,571
Current assets
Inventories	—	1
Receivables 2)	44,359	41,173
Short-term investments	5,028	6,446
Cash and cash equivalents	20,215	18,715

	69,602	66,335

Total assets	193,986	186,906

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	48,164	48,164
Non-restricted equity 2)	36,615	39,578

	84,779	87,742

Provisions	534	602

Non-current liabilities 2)	61,229	60,623

Current liabilities	47,444	37,939

Total stockholders’ equity, provisions and liabilities	193,986	186,906

1) Of which interest-bearing securities, non-current	27,104	25,105

2)	The following 2018 opening balances have been adjusted due to IFRS 9: financial assets increased by SEK 8 million, receivables decreased by SEK 4 million, non-restricted equity decreased by SEK –28 million, and non-current liabilities increased by SEK 31 million.

24 Ericsson | First Quarter Report 2018	Financial statements

Additional Information

Accounting policies

The group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31,2017 and should be read in conjunction with that annual report, with exception for the accounting policies described below.

New standards as from January 1, 2018

Two new IFRS standards are effective as from January 1, 2018, IFRS 9 “Financial instruments” and IFRS 15 “Revenue from Customer Contracts”.

Presentation in the financial statements

For IFRS 15 the Company has adopted the full retrospective method for transition, which mean that prior year comparatives have been restated and equity has been adjusted at the initial application date (January 1, 2016). The Company has applied IFRS 9 retrospectively on the required effective date, January 1, 2018. The 2018 opening balances have been adjusted, but the previous periods have not been restated.

Based on the new requirements under IFRS 15, contract assets and contract liabilities have been added as new lines in the consolidated balance sheet and statement of cash flow. Previously, contract assets were reported as trade receivables and contract liabilities were reported as deferred revenue and as advances from customers within other current liabilities. Due to IFRS 9, impairment losses on trade receivables are reported on a separate line in the consolidated income statement. Previously, these losses have been reported as Selling and administrative expenses. In the statement of comprehensive income, a new line has been added for revaluation of borrowings due to changes in credit risk. A new line has been added to the consolidated statement of equity showing the adjustment to the opening balance.

The prior periods financial statements and key ratios presented in this quarterly report have been restated to reflect adoption of these new standards.

Accounting policy – IFRS 9 “Financial instruments”

Financial assets

The Company classifies its financial assets in the following categories: at amortized cost, at fair value through other comprehensive income (FVOCI), and at fair value through profit or loss (FVTPL). The classification depends on the characteristics of the asset and the business model in which it is held.

Financial assets at amortized cost

Financial assets are classified as amortized cost if the contractual terms give rise to payments that are solely payments of principal and interest on the principal amount outstanding and the financial asset is held in a business model whose objective is to hold financial assets in order to collect contractual cash flows. These assets are subsequently measured at amortized cost using the effective interest method, minus impairment allowances.

Financial assets at fair value through other comprehensive income (FVOCI)

Assets are classified as FVOCI if the contractual terms give rise to payments that are solely payments of principal and interest on the principal amount outstanding and the financial asset is held in a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets. These assets are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (OCI), except for effective interest, impairment gains and losses and foreign exchange gains and losses recognized in the income statement. Upon derecognition, the cumulative gain or loss in OCI is reclassified to the income statement.

Financial assets at fair value through profit or loss (FVTPL)

All financial assets that are not classified as either amortized cost or FVOCI are classified as FVTPL. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the near term. Derivatives are classified as held for trading, unless they are designated as hedging instruments for the purpose of hedge accounting. Assets held for trading are classified as current assets. Debt instruments classified as FVTPL, but not held for trading, are classified on the balance sheet based on their maturity date (i.e. those with a maturity longer than one year are classified as non-current). Investments in shares and participations are classified as FVTPL and classified as non-current financial assets.

Gains or losses arising from changes in the fair values of the “Financial assets at fair value through profit or loss” category (excluding derivatives and customer financing) are presented in the income statement within Financial income in the period in which they arise. Gains and losses on derivatives are presented in the income statement either as Cost of sales, Other operating income, Financial income or Financial expense, depending on the intent with the transaction. Gains and losses on customer financing are presented in the income statement as Selling expenses.

Impairment in relation to financial assets

At each balance sheet date, financial assets classified as either amortized cost or FVOCI and contract assets are assessed for impairment based on Expected Credit Losses (ECL). Allowances for trade receivables and contract assets are always equal to lifetime ECL. The loss is recognized in the income statement. When there is no reasonable expectation of collection, the asset is written off.

Borrowings

Borrowings by the Parent Company are designated FVTPL because they are managed and evaluated on a fair value basis. Changes in fair value are recognized in the income statement, except for changes in fair value due to change in credit risk which are recognized in Other comprehensive income.

25 Ericsson | First Quarter Report 2018	Additional information

Summary of changes to classification of financial assets and financial liabilities

Type of asset	IAS 39 classification	IFRS 9 classification	Reason for IFRS 9 classification
Cash equivalents, interest-bearing securities, and derivatives (held for trading)	FVTPL	FVTPL	Held for trading portfolios are classified as FVTPL (no change).

Cash equivalents (not held for trading)	Loans and receivables	Amortized cost	These assets are held to collect contractual cash flows.

Interest-bearing securities (not held for trading)	Available-for-sale	FVTPL	These assets are not held for trading but are managed and evaluated on a fair value basis.

Trade receivables	Loans and receivables	FVOCI	Trade receivables are managed in a business model whose objective is achieved through both collection of contractual cash flows and selling of assets.

Customer financing	Loans and receivables	FVTPL	Customer finance assets are managed in a business model with the objective to realize cash flows through the sale of assets.

Investments in shares and participations (equity instruments)	Available-for-sale	FVTPL	This is an accounting policy choice under IFRS 9.

Borrowings by parent company	Amortized cost	Designated FVTPL	These borrowings are managed and evaluated on a fair value basis.

Fair value hedging and fair value hedge accounting

Fair value hedge accounting is no longer applied as of January 1, 2018.

Financial guarantees

Financial guarantee contracts are initially recognized at fair value (i.e., usually the fee received). Subsequently, these contracts are measured at the higher of:

- The expected credit losses.

- The recognized contractual fee less cumulative amortization when amortized over the guarantee period, using the straight-line-method.

Accounting policy – IFRS 15 “Revenue from Contracts with Customers”

IFRS 15, “Revenue from Contracts with Customers” establishes a new principle-based model of recognizing revenue from customer contracts. It introduces a five-step model that requires revenue to be recognized when control over goods and services are transferred to the customer.

The following paragraphs describes the types of contracts, when performance obligations are satisfied, and the timing of revenue recognition. They also describe the normal payment terms associated with such contracts and the resulting impact on the balance sheet over the duration of the contracts. The vast majority of Ericsson’s business is for the sale of standard products and services.

Standard products and services

Products and services are classified as standard solutions if they do not require significant installation and integration services to be delivered. Installation and integration services are generally completed within a short period of time, from the delivery of the related products. These products and services are viewed as separate distinct performance obligations. This type of customer contract is usually signed as a frame agreement and the customer issues individual purchase orders to commit to purchases of products and services over the duration of the agreement.

Revenue for standard products shall be recognized when control over the equipment is transferred to the customer at a point in time. This assessment shall be viewed from a customer’s perspective considering indicators such as transfer of titles and risks, customer acceptance, physical possession, and billing rights. For hardware sales, transfer of control is usually deemed to occur when the equipment arrives at the customer site and for software sales, when the licenses are made available to the customer. Contractual terms may vary, therefore judgment will be applied when assessing the indicators of transfer of control. Revenue for installation and integration services is recognized upon completion of the service.

Transaction prices under these contracts are mostly billed upon delivery of the hardware or software, and completion of installation services, although a proportion may be billed upon formal acceptance of the related installation services. This will result in a contract asset for the proportion of the transaction price that is not yet billed.

Revenue for recurring services such as customer support and managed services is recognized as the services are delivered, generally pro-rata over time. Transaction prices under these contracts are billed over time, often on a quarterly basis. Contract liabilities or receivables may arise depending on whether the quarterly billing is in advance or in arrears.

Contract for standard products and services applies to business in all segments.

Customized solution

Some products and services are sold together as part of a customized solution to the customer. This type of contract requires significant installation and integration services to be delivered within the solution, normally over a period of more than 1 year. These products and services are viewed together as a combined performance obligation. This type of contract is usually sold as a firm contract in which the scope of the solution and obligations of both parties are clearly defined for the duration of the contract.

26 Ericsson | First Quarter Report 2018	Additional information

Revenue for the combined performance obligation shall be recognized over time if progress of completion can be reliably measured and enforceable right to payment exists over the duration of the contract. The progress of completion is estimated by reference to the output delivered such as achievement of contract milestones and customer acceptance. This method is considered appropriate as it reflects the nature of the customized solution and how integration service is delivered in these projects. Formal acceptance term is considered a key indicator of transfer of control for a customized solution and shall therefore be obtained prior to recognizing revenue. If the criteria above are not met, then all revenue shall be recognized upon the completion of the customized solution, when final acceptance is provided by the customer.

Transaction price under these contracts are represented by progress payments or billing milestones as defined in the contracts. In most cases, revenue recognized is limited to the progress payments or unconditional billing milestones over the duration of the contract, therefore no contract asset or contract liability arises on these contracts. In some contracts, revenue may be recognized in advance of billing milestones if enforceable payment rights exist at all times over the contract duration. This will result in a contract asset balance until billing milestones are reached.

Contract for customized solution applies to the Business Support Systems (BSS) business within the segment Digital Services and the Media Solutions business within the segment Emerging Business and Other.

Intellectual Property Rights (IPR)

This type of contract relates to the patent and licensing business. The Company has assessed that the nature of its IPR contracts is such that they provide customers a license with the right to access Ericsson intellectual properties over time, therefore revenue shall be recognized over the duration of the contract. Royalty revenue based on sales or usage is recognized when the sales and usage occurs.

The transaction price on these contracts is usually structured as a royalty fee based on sales or usage over the period, measured on a quarterly basis. This results in a receivable balance if the billing is performed the following quarter after measurement. Some contracts include lump sum amounts, payable either up front at commencement or on an annual basis. This results in a contract liability balance if payment is in advance of revenue, as revenue is recognized over time.

As described in Note C3 “Segment Information” of the Annual Report 2017, revenue from IPR licensing contracts are allocated to the segments Networks and Digital Services.

Impact of IFRS 9 and IFRS 15 on balance sheet items

			Restated		Adjusted
	As reported at	IFRS 15	balance at	IFRS 9	balance at
	31.12 2017	restatement	31.12.2017	adjustment	1.1.2018

ASSETS
Non-current assets
Deferred tax assets	21,228	735	21,963	288	22,251

Current assets
Inventories	24,960	587	25,547	—	25,547
Contract assets	—	13,120	13,120	—	13,120
Trade receivables	63,210	-15,105	48,105	-1,240	46,865

EQUITY AND LIABILITIES
Equity
Stockholder’s equity	99,540	-2,605	96,935	-983	95,952

Non-current liabilities
Borrowings, non-current	30,500	—	30,500	31	30,531

Current liabilities
Provisions	6,350	-67	6,283	—	6,283
Contract liabilities	—	29,076	29,076	—	29,076
Other current liabilities	62,370	-27,065	35,305	—	35,305

Segment reporting

Changes applied in Q1 2018

As of Q1 2018, sales related to 3PP routing business are reported in Networks (earlier Digital Services). Comparative periods have been restated to reflect this change. In Q1 2018, these sales were SEK 151 (160) million.

27 Ericsson | First Quarter Report 2018	Additional information

Net sales by segment by quarter
	2018	2017
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Networks	28,602	37,077	31,871	31,699	31,638
Of which Products	19,473	25,404	21,734	21,281	21,858
Of which Services	9,129	11,673	10,137	10,418	9,780
Digital Services	7,658	12,521	9,410	10,345	8,389
Of which Products	3,945	6,435	4,860	5,369	4,325
Of which Services	3,713	6,086	4,550	4,976	4,064
Managed Services	5,503	6,203	6,143	6,231	5,995
Emerging Business and Other	1,648	2,080	1,989	2,006	1,781

Total	43,411	57,881	49,413	50,281	47,803

	2018	2017
Sequential change, percent	Q1	Q4	Q3	Q2	Q1

Networks	-23%	16%	1%	0%	—
Of which Products	-23%	17%	2%	-3%	—
Of which Services	-22%	15%	-3%	7%	—
Digital Services	-39%	33%	-9%	23%	—
Of which Products	-39%	32%	-9%	24%	—
Of which Services	-39%	34%	-9%	22%	—
Managed Services	-11%	1%	-1%	4%	—
Emerging Business and Other	-21%	5%	-1%	13%	—

Total	-25%	17%	-2%	5%	—

	2018	2017
Year over year change, percent	Q1	Q4	Q3	Q2	Q1

Networks	-10%	—	—	—	—
Of which Products	-11%	—	—	—	—
Of which Services	-7%	—	—	—	—
Digital Services	-9%	—	—	—	—
Of which Products	-9%	—	—	—	—
Of which Services	-9%	—	—	—	—
Managed Services	-8%	—	—	—	—
Emerging Business and Other	-7%	—	—	—	—

Total	-9%	—	—	—	—

	2018	2017
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	28,602	132,285	95,208	63,337	31,638
Of which Products	19,473	90,277	64,873	43,139	21,858
Of which Services	9,129	42,008	30,335	20,198	9,780
Digital Services	7,658	40,665	28,144	18,734	8,389
Of which Products	3,945	20,989	14,554	9,694	4,325
Of which Services	3,713	19,676	13,590	9,040	4,064
Managed Services	5,503	24,572	18,369	12,226	5,995
Emerging Business and Other	1,648	7,856	5,776	3,787	1,781

Total	43,411	205,378	147,497	98,084	47,803

	2018	2017
Year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-10%	-6%	—	—	—
Of which Products	-11%	-4%	—	—	—
Of which Services	-7%	-8%	—	—	—
Digital Services	-9%	-8%	—	—	—
Of which Products	-9%	-10%	—	—	—
Of which Services	-9%	-4%	—	—	—
Managed Services	-8%	-11%	—	—	—
Emerging Business and Other	-7%	-10%	—	—	—

Total	-9%	-7%	—	—	—

28 Ericsson | First Quarter Report 2018	Additional information

Sales growth adjusted for comparable units and currency*
	2018	2017
Sequential change, percent	Q1	Q4	Q3	Q2	Q1

Networks	-22%	—	—	—	—
Digital Services	-38%	—	—	—	—
Managed Services	-11%	—	—	—	—
Emerging Business and Other	-20%	—	—	—	—

Total	-24%	—	—	—	—

	2018	2017
Isolated quarter, year over year change, percent	Q1	Q4	Q3	Q2	Q1

Networks	-2%	—	—	—	—
Digital Services	-3%	—	—	—	—
Managed Services	-4%	—	—	—	—
Emerging Business and Other	-2%	—	—	—	—

Total	-2%	—	—	—	—

	2018	2017
Year to date, year over year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-2%	—	—	—	—
Digital Services	-3%	—	—	—	—
Managed Services	-4%	—	—	—	—
Emerging Business and Other	-2%	—	—	—	—

Total	-2%	—	—	—	—

* Sales growth adjusted for comparable units and currency has not been restated for 2017.
Gross income (loss) and gross margin by segment by quarter

Isolated quarters,	2018	2017
SEK million	Q1	Q4	Q3	Q2	Q1

Networks	11,127	11,849	10,654	10,894	10,031
Digital Services	2,947	1,154	2,710	3,335	-2,334
Managed Services	437	-731	-449	-26	-532
Emerging Business and Other	347	244	366	426	336

Total	14,858	12,516	13,281	14,629	7,501

Isolated quarters,	2018	2017
As percentage of net sales	Q1	Q4	Q3	Q2	Q1

Networks	38.9%	32.0%	33.4%	34.4%	31.7%
Digital Services	38.5%	9.2%	28.8%	32.2%	-27.8%
Managed Services	7.9%	-11.8%	-7.3%	-0.4%	-8.9%
Emerging Business and Other	21.1%	11.7%	18.4%	21.2%	18.9%

Total	34.2%	21.6%	26.9%	29.1%	15.7%

Year to date,	2018	2017
SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	11,127	43,428	31,579	20,925	10,031
Digital Services	2,947	4,865	3,711	1,001	-2,334
Managed Services	437	-1,738	-1,007	-558	-532
Emerging Business and Other	347	1,372	1,128	762	336

Total	14,858	47,927	35,411	22,130	7,501

Year to date,	2018	2017
As percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	38.9%	32.8%	33.2%	33.0%	31.7%
Digital Services	38.5%	12.0%	13.2%	5.3%	-27.8%
Managed Services	7.9%	-7.1%	-5.5%	-4.6%	-8.9%
Emerging Business and Other	21.1%	17.5%	19.5%	20.1%	18.9%

Total	34.2%	23.3%	24.0%	22.6%	15.7%

29 Ericsson | First Quarter Report 2018	Additional information

Operating income (loss) and operating margin by segment by quarter

Isolated quarters,	2018	2017
SEK million	Q1	Q4	Q3	Q2	Q1

Networks	3,371	1,945	2,375	3,424	2,711
Digital Services	-2,559	-12,260	-3,690	-2,197	-9,026
Managed Services	53	-1,284	-807	-297	-1,807
Emerging Business and Other	-1,177	-7,679	-1,530	-1,467	-3,154

Total	-312	-19,278	-3,652	-537	-11,276

Isolated quarters,	2018	2017
As percentage of net sales	Q1	Q4	Q3	Q2	Q1

Networks	11.8%	5.2%	7.5%	10.8%	8.6%
Digital Services	-33.4%	-97.9%	-39.2%	-21.2%	-107.6%
Managed Services	1.0%	-20.7%	-13.1%	-4.8%	-30.1%
Emerging Business and Other	-71.4%	-369.2%	-76.9%	-73.1%	-177.1%

Total	-0.7%	-33.3%	-7.4%	-1.1%	-23.6%

Year to date,	2018	2017
SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	3,371	10,455	8,510	6,135	2,711
Digital Services	-2,559	-27,173	-14,913	-11,223	-9,026
Managed Services	53	-4,195	-2,911	-2,104	-1,807
Emerging Business and Other	-1,177	-13,830	-6,151	-4,621	-3,154

Total	-312	-34,743	-15,465	-11,813	-11,276

Year to date	2018	2017
As percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	11.8%	7.9%	8.9%	9.7%	8.6%
Digital Services	-33.4%	-66.8%	-53.0%	-59.9%	-107.6%
Managed Services	1.0%	-17.1%	-15.8%	-17.2%	-30.1%
Emerging Business and Other	-71.4%	-176.0%	-106.5%	-122.0%	-177.1%

Total	-0.7%	-16.9%	-10.5%	-12.0%	-23.6%

30 Ericsson | First Quarter Report 2018	Additional information

EBITA and EBITA margin by segment by quarter

Isolated quarters,	2018	2017
SEK million	Q1	Q4	Q3	Q2	Q1

Networks	3,461	2,032	2,460	3,509	2,892
Digital Services	-2,395	-4,879	-3,497	-1,994	-8,268
Managed Services	58	-1,277	-806	-298	-1,803
Emerging Business and Other	-1,089	-1,201	-1,430	-1,309	-2,222

Total	35	-5,325	-3,273	-92	-9,401

Isolated quarters	2018	2017
As percentage of net sales	Q1	Q4	Q3	Q2	Q1

Networks	12.1%	5.5%	7.7%	11.1%	9.1%
Digital Services	-31.3%	-39.0%	-37.2%	-19.3%	-98.6%
Managed Services	1.1%	-20.6%	-13.1%	-4.8%	-30.1%
Emerging Business and Other	-66.1%	-57.7%	-71.9%	-65.3%	-124.8%

Total	0.1%	-9.2%	-6.6%	-0.2%	-19.7%

Year to date,	2018	2017
SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	3,461	10,893	8,861	6,401	2,892
Digital Services	-2,395	-18,638	-13,759	-10,262	-8,268
Managed Services	58	-4,184	-2,907	-2,101	-1,803
Emerging Business and Other	-1,089	-6,162	-4,961	-3,531	-2,222

Total	35	-18,091	-12,766	-9,493	-9,401

Year to date	2018	2017
As a percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	12.1%	8.2%	9.3%	10.1%	9.1%
Digital Services	-31.3%	-45.8%	-48.9%	-54.8%	-98.6%
Managed Services	1.1%	-17.0%	-15.8%	-17.2%	-30.1%
Emerging Business and Other	-66.1%	-78.4%	-85.9%	-93.2%	-124.8%

Total	0.1%	-8.8%	-8.7%	-9.7%	-19.7%

31 Ericsson | First Quarter Report 2018	Additional information

Net sales by market area by quarter

	2018	2017
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	6,379	7,844	7,858	7,234	8,410
North East Asia	3,385	6,465	5,653	5,901	5,564
North America	11,317	14,685	12,319	12,970	12,027
Europe and Latin America 1) 2)	13,061	16,939	13,430	14,231	12,201
Middle East and Africa	5,765	7,581	6,297	5,731	5,356
Other 1) 2)	3,504	4,367	3,856	4,214	4,245

Total	43,411	57,881	49,413	50,281	47,803

1) Of which in Sweden	915	872	660	785	1,017
2) Of which in EU	8,522	10,822	8,635	8,687	8,328

	2018	2017
Sequential change, percent	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	-19%	0%	9%	-14%	—
North East Asia	-48%	14%	-4%	6%	—
North America	-23%	19%	-5%	8%	—
Europe and Latin America 1) 2)	-23%	26%	-6%	17%	—
Middle East and Africa	-24%	20%	10%	7%	—
Other 1) 2)	-20%	13%	-8%	-1%	—

Total	-25%	17%	-2%	5%	—

1) Of which in Sweden	5%	32%	-16%	-23%	—
2) Of which in EU	-21%	25%	-1%	4%	—

	2018	2017
Year-over-year change, percent	Q1	Q4	Q3	Q2	Q1

South East Asia, Oceania and India	-24%	—	—	—	—
North East Asia	-39%	—	—	—	—
North America	-6%	—	—	—	—
Europe and Latin America 1) 2)	7%	—	—	—	—
Middle East and Africa	8%	—	—	—	—
Other 1) 2)	-17%	—	—	—	—

Total	-9%	—	—	—	—

1) Of which in Sweden	-10%	—	—	—	—
2) Of which in EU	2%	—	—	—	—

	2018	2017
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

South East Asia, Oceania and India	6,379	31,346	23,502	15,644	8,410
North East Asia	3,385	23,583	17,118	11,465	5,564
North America	11,317	52,001	37,316	24,997	12,027
Europe and Latin America 1) 2)	13,061	56,801	39,862	26,432	12,201
Middle East and Africa	5,765	24,965	17,384	11,087	5,356
Other 1) 2)	3,504	16,682	12,315	8,459	4,245

Total	43,411	205,378	147,497	98,084	47,803

1) Of which in Sweden	915	3,334	2,462	1,802	1,017
2) Of which in EU	8,522	36,472	25,650	17,015	8,328

	2018	2017
Year to date, year-over-year change, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

South East Asia, Oceania and India	-24%	0%	—	—	—
North East Asia	-39%	-13%	—	—	—
North America	-6%	1%	—	—	—
Europe and Latin America 1) 2)	7%	-9%	—	—	—
Middle East and Africa	8%	-9%	—	—	—
Other 1) 2)	-17%	-18%	—	—	—

Total	-9%	-7%	—	—	—

1) Of which in Sweden	-10%	-1%	—	—	—
2) Of which in EU	2%	-6%	—	—	—

32 Ericsson | First Quarter Report 2018	Additional information

Top 5 countries in sales

Country	Q1		Jan-Dec
Percentage of Net sales	2018	2017	2017

United States	27%	27%	27%
India	6%	5%	5%
China	4%	7%	7%
Japan	3%	4%	4%
Saudi Arabia	3%	2%	3%

Net sales by market area by segment by quarter

	Q1 2018
SEK million	Networks	Digital Services	Managed Services	Emerging Business and Other	Total

South East Asia, Oceania and
India	4,419	1,236	716	8	6,379
North East Asia	2,243	743	375	24	3,385
North America	9,348	1,282	660	27	11,317
Europe and Latin America	7,450	2,671	2,875	65	13,061
Middle East and Africa	3,495	1,388	878	4	5,765
Other	1,647	338	-1	1,520	3,504

Total	28,602	7,658	5,503	1,648	43,411

Share of total	66%	17%	13%	4%	100%

	Q1 2018
Sequential change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total

South East Asia, Oceania and
India	-25%	-6%	15%	60%	-19%
North East Asia	-48%	-55%	-26%	—	-48%
North America	-21%	-38%	-2%	-29%	-23%
Europe and Latin America	-16%	-40%	-17%	-26%	-23%
Middle East and Africa	-16%	-44%	-6%	-79%	-24%
Other	-13%	-37%	0%	-21%	-20%

Total	-23%	-39%	-11%	-21%	-25%

	Q1 2018
Year over year change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total

South East Asia, Oceania and
India	-31%	1%	-6%	—	-24%
North East Asia	-48%	-13%	-7%	—	-39%
North America	0%	-24%	-28%	8%	-6%
Europe and Latin America	17%	-6%	-3%	171%	7%
Middle East and Africa	16%	0%	-7%	—	8%
Other	-23%	-12%	—	-12%	-17%

Total	-10%	-9%	-8%	-7%	-9%

33 Ericsson | First Quarter Report 2018	Additional information

IPR licensing revenues by segment by quarter

Isolated quarters,	2018	2017
SEK million	Q1	Q4	Q3	Q2	Q1

Networks	1,522	1,731	1,640	1,670	1,724
Digital Services	334	380	360	366	379

Total	1,856	2,111	2,000	2,036	2,103

	2018	2017
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	1,522	6,765	5,034	3,394	1,724
Digital Services	334	1,485	1,105	745	379

Total	1,856	8,250	6,139	4,139	2,103

Provisions
	2018	2017
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Opening balance	9,879	9,514	10,357	10,514	6,320
Additions	1,315	2,769	1,942	1,403	6,365
Utilization/Cash out	-2,216	-2,186	-2,626	-1,324	-2,085
Of which restructuring	-1,424	-1,204	-1,461	-1,075	-1,586
Reversal of excess amounts	-117	-199	-32	-65	-66
Reclassification, translation difference and other	169	-19	-127	-171	-20

Closing balance	9,030	9,879	9,514	10,357	10,514

Of which restructuring	3,524	4,043	3,458	4,003	4,059

	2018	2017
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Opening balance	9,879	6,320	6,320	6,320	6,320
Additions	1,315	12,479	9,710	7,768	6,365
Utilization/Cash out	-2,216	-8,221	-6,035	-3,409	-2,085
Of which restructuring	-1,424	-5,326	-4,122	-2,661	-1,586
Reversal of excess amounts	-117	-362	-163	-131	-66
Reclassification, translation difference and other	169	-337	-318	-191	-20

Closing balance	9,030	9,879	9,514	10,357	10,514

Of which restructuring	3,524	4,043	3,458	4,003	4,059

34 Ericsson | First Quarter Report 2018	Additional information

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs
	2018	2017
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Additions
Property, plant and equipment	856	1,105	739	1,018	1,015
Capitalized development expenses	254	138	126	315	865
Goodwill, IPR, brands and other intangible assets	421	315	1	19	1

Total	1,531	1,558	866	1,352	1,881

Depreciation, amortization and impairment losses
Property, plant and equipment	928	1,284	2,894	1,061	1,075
Capitalized development expenses	616	881	874	690	2,481
Goodwill, IPR, brands and other intangible assets	347	13,953	378	446	1,875

Total	1,891	16,118	4,146	2,197	5,431

	2018	2017
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Additions
Property, plant and equipment	856	3,877	2,772	2,033	1,015
Capitalized development expenses	254	1,444	1,306	1,180	865
Goodwill, IPR, brands and other intangible assets	421	336	21	20	1

Total	1,531	5,657	4,099	3,233	1,881

Depreciation, amortization and impairment losses
Property, plant and equipment	928	6,314	5,030	2,136	1,075
Capitalized development expenses	616	4,926	4,045	3,171	2,481
Goodwill, IPR, brands and other intangible assets	347	16,652	2,699	2,321	1,875

Total	1,891	27,892	11,774	7,628	5,431

35 Ericsson | First Quarter Report 2018	Additional information

Other information

	Jan-Mar		Jan-Dec
SEK million	2018	2017	2017

Number of shares and earnings per share
Number of shares, end of period (million)	3,334	3,331	3,334
Of which class A-shares (million)	262	262	262
Of which class B-shares (million)	3,072	3,069	3,072
Number of treasury shares, end of period (million)	47	58	50
Number of shares outstanding, basic, end of period (million)	3,287	3,273	3,284
Numbers of shares outstanding, diluted, end of period (million)	3,323	3,314	3,324
Average number of treasury shares (million)	48	59	56
Average number of shares outstanding, basic (million)	3,286	3,272	3,277
Average number of shares outstanding, diluted (million) 1)	3,322	3,313	3,317
Earnings (loss) per share, basic (SEK)	-0.25	-3.08	-9.94
Earnings (loss) per share, diluted (SEK) 1)	-0.25	-3.08	-9.94
Earnings (loss) per share (Non-IFRS), diluted (SEK) 2)	0.11	-2.19	-3.24

Ratios
Days sales outstanding	107	112	96
Inventory turnover days	87	75	66
Payable days	84	59	60
Alternative Performance Measures (APMs)
Equity ratio (%)	35.9%	41.9%	37.5%
Return on equity (%)	-3.5%	-31.4%	-28.1%
Return on capital employed (%)	-1.0%	-24.6%	-20.6%
Capital turnover (times)	1.1	1.0	1.2
Free cash flow	298	-3,239	5,109
Cash conversion (%)	-156.5%	18.8%	-73.2%
Exchange rates used in the consolidation
SEK/EUR - closing rate	10.28	9.54	9.83
SEK/USD - closing rate	8.34	8.93	8.20

Other
Market area inventory, end of period	17,364	19,979	14,480
Export sales from Sweden	20,679	21,449	87,463

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Excluding amortizations and write-downs of acquired intangibles and restructuring charges.

Number of employees

	2018	2017
End of period	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

South East Asia, Oceania and India	23,623	24,495	26,396	26,748	27,221
North East Asia	12,321	12,456	12,945	12,972	12,962
North America	9,798	10,009	10,665	11,073	11,253
Europe and Latin America 1)	47,528	49,231	50,832	53,173	54,194
Middle East and Africa	4,311	4,544	5,014	5,161	5,268
Total	97,581	100,735	105,852	109,127	110,898
1) Of which in Sweden	13,763	13,864	14,195	14,483	14,712

36 Ericsson | First Quarter Report 2018	Additional information

Items excluding restructuring charges

Restructuring charges by function

	2018	2017
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Cost of sales	-743	-2,038	-817	-927	-1,460
Research and development expenses	-326	147	-1,896	-344	-214
Selling and administrative expenses	-103	-534	-106	-243	-69

Total	-1,172	-2,425	-2,819	-1,514	-1,743

	2018	2017
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cost of sales	-743	-5,242	-3,204	-2,387	-1,460
Research and development expenses	-326	-2,307	-2,454	-558	-214
Selling and administrative expenses	-103	-952	-418	-312	-69

Total	-1,172	-8,501	-6,076	-3,257	-1,743

Restructuring charges by segment

	2018	2017
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Networks	-479	-1,260	-1,409	-816	-1,343
of which cost of sales	-415	-1,052	-430	-512	-1,153
of which operating expenses	-64	-208	-979	-304	-190
Digital Services	-581	-686	-1,103	-454	-270
of which cost of sales	-226	-609	-241	-242	-195
of which operating expenses	-355	-77	-862	-212	-75
Managed Services	-51	-376	-99	-115	-85
of which cost of sales	-48	-326	-94	-113	-83
of which operating expenses	-3	-50	-5	-2	-2
Emerging Business and Other	-61	-103	-208	-129	-45
of which cost of sales	-54	-51	-52	-60	-29
of which operating expenses	-7	-52	-156	-69	-16

Total	-1,172	-2,425	-2,819	-1,514	-1,743

	2018	2017
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	-479	-4,828	-3,568	-2,159	-1,343
of which cost of sales	-415	-3,147	-2,095	-1,665	-1,153
of which operating expenses	-64	-1,681	-1,473	-494	-190
Digital Services	-581	-2,513	-1,827	-724	-270
of which cost of sales	-226	-1,287	-678	-437	-195
of which operating expenses	-355	-1,226	-1,149	-287	-75
Managed Services	-51	-675	-299	-200	-85
of which cost of sales	-48	-616	-290	-196	-83
of which operating expenses	-3	-59	-9	-4	-2
Emerging Business and Other	-61	-485	-382	-174	-45
of which cost of sales	-54	-192	-141	-89	-29
of which operating expenses	-7	-293	-241	-85	-16

Total	-1,172	-8,501	-6,076	-3,257	-1,743

37 Ericsson | First Quarter Report 2018	Items excluding restructuring charges

Gross income (loss) and gross margin excluding restructuring charges by segment

Isolated quarters,	2018	2017
SEK million	Q1	Q4	Q3	Q2	Q1

Networks	11,542	12,901	11,084	11,406	11,184
Digital Services	3,173	1,764	2,950	3,577	-2,139
Managed Services	485	-405	-355	87	-449
Emerging Business and Other	401	294	419	487	364

Total	15,601	14,554	14,098	15,557	8,960

Isolated quarters, As percentage of net sales	2018	2017
	Q1	Q4	Q3	Q2	Q1

Networks	40.4%	34.8%	34.8%	36.0%	35.3%
Digital Services	41.4%	14.1%	31.3%	34.6%	-25.5%
Managed Services	8.8%	-6.5%	-5.8%	1.4%	-7.5%
Emerging Business and Other	24.3%	14.1%	21.1%	24.3%	20.4%

Total	35.9%	25.1%	28.5%	30.9%	18.7%

Year to date, SEK million	2018	2017
	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	11,542	46,575	33,674	22,590	11,184
Digital Services	3,173	6,152	4,388	1,438	-2,139
Managed Services	485	-1,122	-717	-362	-449
Emerging Business and Other	401	1,564	1,270	851	364

Total	15,601	53,169	38,615	24,517	8,960

Year to date, As percentage of net sales	2018	2017
	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	40.4%	35.2%	35.4%	35.7%	35.3%
Digital Services	41.4%	15.1%	15.6%	7.7%	-25.5%
Managed Services	8.8%	-4.6%	-3.9%	-3.0%	-7.5%
Emerging Business and Other	24.3%	19.9%	22.0%	22.5%	20.4%

Total	35.9%	25.9%	26.2%	25.0%	18.7%

38 Ericsson | First Quarter Report 2018	Items excluding restructuring charges

Operating income (loss) and operating margin excluding restructuring charges by segment

Isolated quarters,	2018	2017
SEK million	Q1	Q4	Q3	Q2	Q1

Networks	3,850	3,205	3,784	4,240	4,054
Digital Services	-1,978	-11,573	-2,588	-1,743	-8,756
Managed Services	104	-908	-708	-182	-1,722
Emerging Business and Other	-1,116	-7,577	-1,321	-1,338	-3,109

Total	860	-16,853	-833	977	-9,533

Isolated quarters, As percentage of net sales	2018	2017
	Q1	Q4	Q3	Q2	Q1

Networks	13.5%	8.6%	11.9%	13.4%	12.8%
Digital Services	-25.8%	-92.4%	-27.5%	-16.8%	-104.4%
Managed Services	1.9%	-14.6%	-11.5%	-2.9%	-28.7%
Emerging Business and Other	-67.7%	-364.3%	-66.4%	-66.7%	-174.6%

Total	2.0%	-29.1%	-1.7%	1.9%	-19.9%

Year to date, SEK million	2018	2017
	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	3,850	15,283	12,078	8,294	4,054
Digital Services	-1,978	-24,660	-13,087	-10,499	-8,756
Managed Services	104	-3,520	-2,612	-1,904	-1,722
Emerging Business and Other	-1,116	-13,345	-5,768	-4,447	-3,109

Total	860	-26,242	-9,389	-8,556	-9,533

Year to date, As percentage of net sales	2018	2017
	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Networks	13.5%	11.6%	12.7%	13.1%	12.8%
Digital Services	-25.8%	-60.6%	-46.5%	-56.0%	-104.4%
Managed Services	1.9%	-14.3%	-14.2%	-15.6%	-28.7%
Emerging Business and Other	-67.7%	-169.9%	-99.9%	-117.4%	-174.6%

Total	2.0%	-12.8%	-6.4%	-8.7%	-19.9%

39 Ericsson | First Quarter Report 2018	Items excluding restructuring charges

Alternative performance measures

This section includes a reconciliation of certain Alternative Performance Measures (APMs) to the most directly reconcilable line items in the financial statements. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation.

The APMs presented in this report may differ from similarly titled measures used by other companies.

For additional information, see Alternative Performance Measures in the Ericsson Annual Report 2017.

Sales growth adjusted for

comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

	2018	2017
Isolated quarter, sequential change	Q1	Q4	Q3	Q2	Q1

Reported net sales	43,411	—	—	—	—
Acquired/divested business	—	—	—	—	—
Net FX impact	423	—	—	—	—
Comparable net sales, excluding FX impact	43,834	—	—	—	—
Sales growth adjusted for comparable units and currency (%)	-24%	—	—	—	—

	2018	2017
Isolated quarter, year over year change	Q1	Q4	Q3	Q2	Q1

Reported net sales	43,411	—	—	—	—
Acquired/divested business	—	—	—	—	—
Net FX impact	3,328	—	—	—	—
Comparable net sales, excluding FX impact	46,739	—	—	—	—
Sales growth adjusted for comparable units and currency (%)	-2%	—	—	—	—

	2018	2017
Year to date, year over year change	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Reported net sales	43,411	—	—	—	—
Acquired/divested business	—	—	—	—	—
Net FX impact	3,328	—	—	—	—
Comparable net sales, excluding FX impact	46,739	—	—	—	—
Sales growth adjusted for comparable units and currency (%)	-2%	—	—	—	—

40 Ericsson | First Quarter Report 2018	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and operating income (loss) are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2018	2017
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Gross income	14,858	12,516	13,281	14,629	7,501
Net sales	43,411	57,881	49,413	50,281	47,803
Gross margin (%)	34.2%	21.6%	26.9%	29.1%	15.7%

Gross income	14,858	12,516	13,281	14,629	7,501
Restructuring charges included in cost of sales	743	2,038	817	927	1,460
Gross income, excluding restructuring charges	15,601	14,554	14,098	15,556	8,961
Net sales	43,411	57,881	49,413	50,281	47,803
Gross margin, excluding restructuring charges (%)	35.9%	25.1%	28.5%	30.9%	18.7%

Operating expenses	-15,257	-18,863	-17,354	-15,417	-18,929
Restructuring charges included in R&D expenses	326	-147	1,896	344	214
Restructuring charges included in selling and administrative expenses	103	534	106	243	69
Operating expenses, excluding restructuring charges	-14,828	-18,476	-15,352	-14,830	-18,646

Operating income (loss)	-312	-19,278	-3,652	-537	-11,276
Net sales	43,411	57,881	49,413	50,281	47,803
Operating margin (%)	-0.7%	-33.3%	-7.4%	-1.1%	-23.6%

Operating income (loss)	-312	-19,278	-3,652	-537	-11,276
Total restructuring charges	1,172	2,425	2,819	1,514	1,743
Operating income (loss), excluding restructuring charges	860	-16,853	-833	977	-9,533
Net sales	43,411	57,881	49,413	50,281	47,803
Operating margin, excluding restructuring charges (%)	2.0%	-29.1%	-1.7%	1.9%	-19.9%

	2018	2017
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Gross income	14,858	47,927	35,411	22,130	7,501
Net sales	43,411	205,378	147,497	98,084	47,803
Gross margin (%)	34.2%	23.3%	24.0%	22.6%	15.7%

Gross income	14,858	47,927	35,411	22,130	7,501
Restructuring charges included in cost of sales	743	5,242	3,204	2,387	1,460
Gross income, excluding restructuring charges	15,601	53,169	38,615	24,517	8,961
Net sales	43,411	205,378	147,497	98,084	47,803
Gross margin, excluding restructuring charges (%)	35.9%	25.9%	26.2%	25.0%	18.7%

Operating expenses	-15,257	-70,563	-51,700	-34,346	-18,929
Restructuring charges included in R&D expenses	326	2,307	2,454	558	214
Restructuring charges included in selling and administrative expenses	103	952	418	312	69
Operating expenses, excluding restructuring charges	-14,828	-67,304	-48,828	-33,476	-18,646

Operating income (loss)	-312	-34,743	-15,465	-11,813	-11,276
Net sales	43,411	205,378	147,497	98,084	47,803
Operating margin (%)	-0.7%	-16.9%	-10.5%	-12.0%	-23.6%

Operating income (loss)	-312	-34,743	-15,465	-11,813	-11,276
Total restructuring charges	1,172	8,501	6,076	3,257	1,743
Operating income (loss), excluding restructuring charges	860	-26,242	-9,389	-8,556	-9,533
Net sales	43,411	205,378	147,497	98,084	47,803
Operating margin, excluding restructuring charges (%)	2.0%	-12.8%	-6.4%	-8.7%	-19.9%

41 Ericsson | First Quarter Report 2018	Alternative performance measures

EBITA and EBITA margin

Earnings (loss) before interest, taxes, amortization and write-downs of acquired intangibles, also expressed as a percentage of net sales.

	2018	2017
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Net income (loss)	-725	-18,493	-3,457	-457	-10,026
Taxes	-128	-1,303	-516	-24	-1,682
Financial income and expenses	541	518	321	-56	432
Amortization and write-downs of acquired intangibles	347	13,953	379	445	1,875
EBITA	35	-5,325	-3,273	-92	-9,401
Net sales	43,411	57,881	49,413	50,281	47,803
EBITA margin (%)	0.1%	-9.2%	-6.6%	-0.2%	-19.7%

	2018	2017
Year to date, SEK million	Q1	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income (loss)	-725	-32,433	-13,940	-10,483	-10,026
Taxes	-128	-3,525	-2,222	-1,706	-1,682
Financial income and expenses	541	1,215	697	376	432
Amortization and write-downs of acquired intangibles	347	16,652	2,699	2,320	1,875
EBITA	35	-18,091	-12,766	-9,493	-9,401
Net sales	43,411	205,378	147,497	98,084	47,803
EBITA margin (%)	0.1%	-8.8%	-8.7%	-9.7%	-19.7%

Cash conversion

Cash flow from operating activities divided by the sum of net income (loss) and adjustments to reconcile net income to cash, expressed as a percentage.

	2018	2017
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Net income (loss)	-725	-18,493	-3,457	-457	-10,026
Net income reconciled to cash	-1,005	-4,001	-779	-142	-8,187
Cash flow from operating activities	1,573	11,159	-18	1	-1,541
Cash conversion (%)	-156.5%	-278.9%	2.3%	-0.7%	18.8%

	2018	2017
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income (loss)	-725	-32,433	-13,940	-10,483	-10,026
Net income reconciled to cash	-1,005	-13,109	-9,108	-8,329	-8,187
Cash flow from operating activities	1,573	9,601	-1,558	-1,540	-1,541
Cash conversion (%)	-156.5%	-73.2%	17.1%	18.5%	18.8%

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less interest-bearing liabilities (which include: non-current borrowings and current borrowings).

	2018	2017
SEK million	Q1	Q4	Q3	Q2	Q1

Cash and cash equivalents	36,697	35,884	26,210	21,446	32,954
+ Interest-bearing securities, current	5,453	6,713	6,526	10,754	13,548
+ Interest-bearing securities, non-current	27,104	25,105	22,405	22,122	19,124
Gross cash, end of period	69,254	67,702	55,141	54,322	65,626
- Borrowings, current	2,554	2,545	3,004	3,230	9,514
- Borrowings, non-current	31,134	30,500	28,039	27,100	27,823
Net cash, end of period	35,566	34,657	24,098	23,992	28,289

42 Ericsson | First Quarter Report 2018	Alternative performance measures

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

	2018	2017
SEK million	Q1	Q4	Q3	Q2	Q1

Total assets	260,681	259,882	267,239	275,160	291,976
Non-interest-bearing provisions and liabilities
Provisions, non-current	2,597	3,596	3,930	4,794	4,867
Deferred tax liabilities	1,325	901	1,736	1,838	1,888
Other non-current liabilities	2,792	2,776	2,563	2,602	2,699
Provisions, current	6,435	6,283	5,584	5,563	5,647
Contract liabilities	30,391	29,076	26,185	28,657	29,930
Trade payables	26,453	26,320	23,559	25,266	26,077
Other current liabilities	37,888	35,305	33,395	32,599	37,323
Capital employed	152,800	155,625	170,287	173,841	183,545

Capital turnover

Annualized net sales divided by average capital employed.

	2018	2017
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Net sales	43,411	57,881	49,413	50,281	47,803
Annualized net sales	173,644	231,524	197,652	201,124	191,212
Average capital employed
Capital employed at beginning of period	155,625	170,287	173,841	183,545	185,667
Capital employed at end of period	152,800	155,625	170,287	173,841	183,545
Average capital employed	154,213	162,956	172,064	178,693	184,606
Capital turnover (times)	1.1	1.4	1.1	1.1	1.0

	2018	2017
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net sales	43,411	205,378	147,497	98,084	47,803
Annualized net sales	173,644	205,378	196,663	196,168	191,212
Average capital employed
Capital employed at beginning of period	155,625	185,667	185,667	185,667	185,667
Capital employed at end of period	152,800	155,625	170,287	173,841	183,545
Average capital employed	154,213	170,646	177,977	179,754	184,606
Capital turnover (times)	1.1	1.2	1.1	1.1	1.0

43 Ericsson | First Quarter Report 2018	Alternative performance measures

Return on capital employed

The annualized total of operating income (loss) plus financial income as a percentage of average capital employed.

	2018	2017
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Operating income (loss)	-312	-19,278	-3,652	-537	-11,276
Financial income	-72	-124	-139	-27	-82
Annualized operating income (loss) + financial income	-1,536	-77,608	-15,164	-2,256	-45,432
Average capital employed
Capital employed at beginning of period	155,625	170,287	173,841	183,545	185,667
Capital employed at end of period	152,800	155,625	170,287	173,841	183,545
Average capital employed	154,213	162,956	172,064	178,693	184,606
Return on capital employed (%)	-1.0%	-47.6%	-8.8%	-1.3%	-24.6%

	2018	2017
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Operating income (loss)	-312	-34,743	-15,465	-11,813	-11,276
Financial income	-72	-372	-248	-109	-82
Annualized operating income (loss) + financial income	-1,536	-35,115	-20,951	-23,844	-45,432
Average capital employed
Capital employed at beginning of period	155,625	185,667	185,667	185,667	185,667
Capital employed at end of period	152,800	155,625	170,287	173,841	183,545
Average capital employed	154,213	170,646	177,977	179,754	184,606
Return on capital employed (%)	-1.0%	-20.6%	-11.8%	-13.3%	-24.6%

Equity ratio

Equity, expressed as a percentage of total assets.

	2018	2017
SEK million	Q1	Q4	Q3	Q2	Q1

Total equity	93,466	97,571	112,710	119,887	122,434
Total assets	260,681	259,882	267,239	275,160	291,976
Equity ratio (%)	35.9%	37.5%	42.2%	43.6%	41.9%

Return on equity

Annualized net income (loss) attributable to stockholders of the Parent Company as a percentage of average Stockholders’ equity.

	2018	2017
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Net income (loss) attributable to stockholders of the parent company	-837	-18,476	-3,561	-471	-10,068
Annualized	-3,348	-73,904	-14,244	-1,884	-40,272
Average stockholders’ equity
Stockholders’ equity, beginning of period	96,935	112,095	119,177	121,698	134,582
Stockholders’ equity, end of period	92,703	96,935	112,095	119,177	121,698
Average stockholders’ equity	94,819	104,515	115,636	120,438	128,140
Return on equity (%)	-3.5%	-70.7%	-12.3%	-1.6%	-31.4%

	2018	2017
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Net income (loss) attributable to stockholders of the parent company	-837	-32,576	-14,100	-10,539	-10,068
Annualized	-3,348	-32,576	-18,800	-21,078	-40,272
Average stockholders’ equity
Stockholders’ equity, beginning of period	96,935	134,582	134,582	134,582	134,582
Stockholders’ equity, end of period	92,703	96,935	112,095	119,177	121,698
Average stockholders’ equity	94,819	115,759	123,339	126,880	128,140
Return on equity (%)	-3.5%	-28.1%	-15.2%	-16.6%	-31.4%

44 Ericsson | First Quarter Report 2018	Alternative performance measures

Earnings (loss) per share (non-IFRS)

Earnings (loss) per share, diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

	2018	2017
Isolated quarters, SEK	Q1	Q4	Q3	Q2	Q1

Earnings (loss) per share, diluted	-0.25	-5.63	-1.09	-0.14	-3.08
Restructuring charges	0.30	0.37	0.73	0.38	0.46
Amortization and write-downs of acquired intangibles	0.06	4.17	0.07	0.09	0.43
Earnings (loss) per share (non-IFRS)	0.11	-1.09	-0.29	0.33	-2.19

	2018	2017
Year to date, SEK	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Earnings (loss) per share, diluted	-0.25	-9.94	-4.31	-3.22	-3.08
Restructuring charges	0.30	1.93	1.57	0.84	0.46
Amortization and write-downs of acquired intangibles	0.06	4.77	0.59	0.52	0.43
Earnings (loss) per share (non-IFRS)	0.11	-3.24	-2.15	-1.86	-2.19

Free cash flow

Cash flow from operating activities less net capital expenditures and other investments.

	2018	2017
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1

Cash flow from operating activities	1,573	11,159	-18	1	-1,541
Net capital expenditures and other investments
Investments in property, plant and equipment	-856	-1,105	-739	-1,018	-1,015
Sales of property, plant and equipment	123	898	12	37	69
Acquisitions/divestments of subsidiaries and other operations, net	-449	-107	371	9	3
Product development	-254	-138	-126	-315	-865
Other investing activities	161	-573	42	-42	110
Free cash flow	298	10,134	-458	-1,328	-3,239

	2018	2017
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar

Cash flow from operating activities	1,573	9,601	-1,558	-1,540	-1,541
Net capital expenditures and other investments
Investments in property, plant and equipment	-856	-3,877	-2,772	-2,033	-1,015
Sales of property, plant and equipment	123	1,016	118	106	69
Acquisitions/divestments of subsidiaries and other operations, net	-449	276	383	12	3
Product development	-254	-1,444	-1,306	-1,180	-865
Other investing activities	161	-463	110	68	110
Free cash flow	298	5,109	-5,025	-4,567	-3,239

45 Ericsson | First Quarter Report 2018	Alternative performance measures